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REGISTRANT'S NAME Wolford

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THOMSON FINANCIAL

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FILE NO. 82- 04403

FISCAL YEAR 4-30-07

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Wolford

Annual Report 2006/07

Stock data

in EUR	2006/07	2005/06	2004/05
Earnings/(loss) per share**	1.34	0.74	(0.99)
Stock price at end of fiscal year	34.99	19.40	17.50
Stock price high for fiscal year	39.35	22.18	29.40
Stock price low for fiscal year	16.95	16.10	15.73
Market capitalization at end of fiscal year	174,950,000	97,000,000	87,500,000
Trading volume (average daily number of shares)	22,581	13,983	13,897

** Earnings per share for the 2005/06 fiscal year represent basic earnings per share, as there was no dilution effect.

Financial calendar

Wednesday	July 25, 2007	Press conference on results for 2006/07 fiscal year, 9:00 a.m., Vienna
Friday	September 14, 2007	Annual Shareholder Meeting, 2:00 p.m., Bregenz
Friday	September 21, 2007	Publication of sales and earnings for first quarter of 2007/08
Thursday	September 27, 2007	Ex-dividend date
Monday	October 1, 2007	Dividend payment date
Friday	December 14, 2007	Press conference on results for first half of 2007/08, 9:00 a.m., Vienna
Tuesday	March 18, 2008	Publication of sales and earnings for third quarter of 2007/08

Periodic updates are available at www.wolford.com

Key figures for the Wolford Group

in EUR 000	2006/07	Change (absolute or in %-points)	2005/06	2004/05
Sales	141,683	20,257	121,426	116,307
EBITDA	13,844	149	13,695	6,214
EBITDA excluding one-time effect*	13,844	2,887	10,957	6,214
EBITDA margin	9.8%	-1.5	11.3%	5.3%
EBITDA margin excluding one-time effect*	9.8%	0.8	9.0%	5.3%
EBIT	7,686	253	7,433	(514)
EBIT excluding one-time effect*	7,686	2,991	4,695	(514)
EBIT margin	5.4%	-0.7	6.1%	-0.4%
EBIT margin excluding one-time effect*	5.4%	1.5	3.9%	-0.4%
Profit/(loss) from continuing operations (before taxes)	6,067	64	6,003	(2,169)
Profit/(loss) from continuing operations (before taxes) excluding one-time effect*	6,067	2,802	3,265	(2,169)
Net profit/(loss) for the year	6,442	2,938	3,504	(4,687)
Net profit/(loss) for the year excluding one-time effects*	6,442	3,022	3,420	(4,687)
Total assets	140,551	12,592	127,959	126,313
Non-current assets excluding financial assets	67,203	582	66,621	66,276
Bank debt and other borrowings	26,148	(2,971)	29,119	31,082
Net debt	17,492	(2,686)	20,178	18,712
Debt/equity ratio	23.5%	-8.0	31.5%	30.7%
Shareholders' equity	74,442	10,470	63,972	60,894
Equity ratio based on total assets	53.0%	3.0	50.0%	48.2%
Gross liquidity	8,656	(285)	8,941	12,370
Profit from continuing operations (before taxes), plus depreciation, amortization and impairment, less reversals of impairment, excluding one-time effect*	12,225	2,698	9,527	4,559
Net cash from operating activities	6,978	2,702	4,276	9,891
Cash generated from operations	8,464	504	7,960	10,744
Capital expenditure excluding financial assets	7,175	560	6,615	5,830
Depreciation, amortization, impairment and reversal of impairment	6,158	(104)	6,262	6,728
Average staff count for year (in full-time equivalents)	1,482	99	1,383	1,388
ROS	4.5%	1.6	2.9%	-4.0%
NOPAT	5,765	190	5,575	(386)
Working capital	17,349	9,089	8,260	7,536
Capital employed	106,588	8,987	97,601	94,619
ROCE	5.4%	-0.3	5.7%	-0.4%
ROE	8.7%	3.2	5.5%	-7.7%
WACC	5.0%	0.3	4.7%	4.1%
EVA	385	(587)	972	(4,245)

* The one-time effects resulted from an adjustment in inventory valuation parameters carried out in the 2005/06 fiscal year, which had the effect of a positive contribution of TEUR 2,738 to profit before taxes; and from back payments totaling TEUR 2,654 (including arrears interest) as a consequence of the tax audit of Wolford Aktiengesellschaft, which reduced net profit. The net positive effect in 2005/06 on net profit for the year was TEUR 84.

Contents

Key figures >

Annual Report 2006/07

Wolford Aktiengesellschaft
Wolfordstraße 1, Bregenz on Lake Constance, Austria





World of Wolford

Structure of the Wolford Group

WOLFORD AKTIENGESELLSCHAFT
BREGENZ, AUSTRIA 1950

WOLFORD
(SCHWEIZ) AG
Glattbrugg, Switzerland
1971

WOLFORD
LONDON LTD.
London, United Kingdom
1988

WOLFORD
SKANDINAVIA APS
Copenhagen, Denmark
1995

- WOLFORD
  SKANDINAVIA APS
  Norway 1999
- WOLFORD
  SKANDINAVIA APS
  Finland 1999
- WOLFORD
  SKANDINAVIA APS
  Sweden 1999

WOLFORD
DEUTSCHLAND GMBH
Munich, Germany 1975

WOLFORD
ITALIA S.R.L.
Milan, Italy 1992

WOLFORD
AMERICA, INC.
New York, USA, 1996

- WOLFORD
  BOUTIQUES, LLC.
  New York, USA, 1998

WOLFORD
CHINA LTD.
Hong Kong, China 1998 [1]

WOLFORD
NEDERLAND B.V.
's-Hertogenbosch,
Netherlands 1998

WOLFORD
CANADA, INC.
Vancouver, Canada 2000

WOLFORD
ASIA LIMITED
Hong Kong, China 2006

WOLFORD
PARIS S.A.R.L.
Paris, France 1987

WOLFORD
ESPAÑA, S.L.
Madrid, Spain 1993

[1] Liquidation was formally completed in the 2006/07 fiscal year and filed in the Companies Registry in Hong Kong in May 2007.

■ Wholly-owned subsidiary
□ Branch office

Wolford locations



Vancouver
North America
New York
Mexico City
South America
Rio de Janeiro
Europe
Stockholm
Oslo
Helsinki
Amsterdam
Copenhagen
Moscow
London
Brussels
Paris
Vienna
Zurich
Munich
Milan
Madrid
Istanbul
Athens
Beirut
Damascus
Cairo
Kuwait
Bahrain
Dubai
Africa
Asia
Seoul
Osaka
Hong Kong
Australia
Melbourne

Points of sale:

223 Wolford boutiques

Of the Wolford boutiques, 142 are operated by partners and 81 by Wolford itself

3,500 distribution partners

- Wolford Group
- Representative offices



Product portfolio

Legwear

Legwear has been Wolford's core business for more than half a century. This product group spans pantyhose, stockings, stay-ups, knee-highs and socks. In addition to classic year-round essentials, the Legwear portfolio includes two seasonal fashion collections every year. In 2006/07, Legwear generated 50.5 percent of brand sales.

Ready-to-Wear

The Ready-to-Wear range came into being when the product group previously known as Bodywear was judiciously expanded by women's knit outer garments such as sweaters, dresses, suits, coats, skirts and pants. This widening of the product group beyond the established bodysuits, shirts and tops enables us to position Wolford in the medium term as a full-range vendor of women's outer clothing in the luxury segment. With a share of 36.9 percent of Wolford's brand sales, Ready-to-Wear represented a strong product segment in 2006/07.







Lingerie

Year-round essentials, trendy seasonal collections and perfectly harmonized "cross stories" - lingerie that complements the Ready-to-Wear lines in materials and palettes - are highly popular with consumers. The Wolford Lingerie collection contributed 9.4 percent of brand sales in the 2006/07 fiscal year.

Swimwear

One-piece swimsuits and bikinis as well as fashionable beach accessories such as towels, pareos, dresses and shirts are all part of the Wolford Swimwear range. The seasonal summer collection - which is in growing demand particularly in the more southern markets with longer warm seasons - held its brand sales share of 2.0 percent in the 2006/07 fiscal year.

Accessories in fabric and leather

The Accessories line had already included finishing touches in fabrics to round out wardrobes - notably scarves, foulards and caps. Last year Wolford now added leather accessoires to the offering. These handbags and other small leather items have already been welcomed with enthusiasm in the market. Sales in the Accessories product group were boosted in the year under review and accounted for 1.2 percent of brand sales.


Baden-Baden
Nice

Store Concept

New look already in place at 92 Wolford outlets worldwide

The Wolford luxury brand's new concept for stores, first presented in August 2005 in Zurich and Cologne, is now represented in 19 countries around the globe. Already, 92 Wolford locations (43 of our own and 49 partner-operated ones) bear the modern, bright and feminine new design, including 16 locations added in the fourth quarter of 2006/07 alone. Thus, in September 2006 Wolford opened a new boutique on Vienna's Graben street, a glamorous shopping destination; since the end of August the Wolford shop-in-shop in Hong Kong's luxury department store, Seibu, gleams with its fresh look; and London too has a Wolford-owned store in the new look since summer 2006 on renowned King's Road. Other boutiques opened during the reporting period in Dallas, Sydney, Nice, Hong Kong, and Kampen on the German island of Sylt.


Sylt
Sydney

The consistent, appealing and distinctive personality of the Wolford luxury brand conveyed at the point of sale reinforce the brand's identity and its clear positioning in the upper premium market segment. The sales growth registered at most redesigned locations - in some cases with rates in the double digits - is convincing proof not only of a unique shopping atmosphere, but also of the new concept's commercial effectiveness. The roll-out continued to be implemented methodically, consistently and quickly, and its success persuaded existing Wolford boutique partners as well to revitalize their Wolford presentation using the new store concept.

One of the greatest benefits of the stores' redesign has proven to be the open presentation of the steadily expanding range of Ready-to-Wear outer apparel. The finest knits, pants, skirts, coats and dresses with a hint of seduction call out to be felt and experienced by the women who shop at Wolford.



Letter from the CEO

Letter from the CEO

Dear Shareholders:

It is my great pleasure to be able to report to you on another eminently successful fiscal year - one in which the Wolford Group further expanded its strong market position in the luxury segment and significantly improved its earnings. With the highest absolute sales growth in Wolford's history and an increase in operating profit, we have thus clearly demonstrated that we are very much on the right track with the measures initiated three years ago. By these accomplishments, we have realized a key goal of the challenging but very rewarding work done in the past few years: The turnaround, conceived to be sustainable, forms a strong foundation for our future activities. The compelling business performance is the result of a host of actions taken in almost all business areas, most notably the careful and systematic expansion of our portfolio by Ready-to-Wear products and the intensive focusing of our efforts on the expansion and quality improvement of monobrand distribution.

Today, Wolford is established as an international luxury brand in the resurgent global fashion market. Wolford stands for quality, comfort and beauty, but also for a balanced range now spanning five product groups: Legwear, Ready-to-Wear, Swimwear, Lingerie and, as a new addition in the last fiscal year, Accessories. Every one of these product groups delivered double-digit sales growth in fiscal 2006/07. As announced in our previous annual report, last year we made our top priority the expansion of the product offering by women's outer garments; the product lines using high-quality luxury materials such as merino and cashmere wool, and the timeless year-round essentials items, instantly struck a strong chord with the market. The reinterpreted Ready-to-Wear products were so well-received by consumers worldwide that the brand sales growth of 18 percent in this product group already accounted for a large portion of our total sales increase.

Besides broadening the product range, last year we continued to focus on monobrand distribution. The roll-out of our new store concept thus advanced swiftly, with 16 locations remodeled in the fourth quarter alone. In total as of the fiscal year end, 92 Wolford points of sale in 19 countries are already realized in the modern, bright and feminine look. Wolford boutiques from Beverly Hills, to Moscow, to Hong Kong thus now radiate a fresh ambiance in keeping with Wolford's positioning in the luxury goods market. The sales growth in the double digits attained by many of the redesigned outlets illustrates how attractive the boutiques' new look is to our women shoppers. Overall, sales at all Wolford-owned boutiques combined (both in the new and the existing store design) grew by more than 16 percent on a like-for-like basis.

Timeless elegance and classic chic have long defined the visual language of Wolford's communication. This language too we have worked to refine in the past several years. As a result of a soft relaunch, the packaging and advertising feature a clear and exclusive look, while the logo works thanks to its slim, modern interpretation.

In the aggregate, these enhancements led to sales growth of 16.7 percent to EUR 141.7 million and a disproportionately greater improvement of EUR 2.9 million or 83.9 percent in net profit compared to the prior year.

With the help of our 1,759 employees and our distribution partners, we have within the space of a very few years returned Wolford to the standing of a global luxury brand. While this places us only at the beginning of a clearly laid-out path, our first-stage victory is certainly reason to be pleased. Taking this opportunity, I would like to extend our sincere thanks to everyone whose commitment and hard work have made this achievement possible.

Last year's results validate our determination to stay the chosen course in the future. In the 2007/08 fiscal year, our uppermost priority therefore remains to methodically build the brand and entrench Wolford in the premium segment. With this in mind, we will also continue to optimize our monobrand distribution system in order to continue the systematic development of the brand. Our traditional geographic markets certainly remain very much at the center of these efforts. But we will also further intensify our expansion into the Far East, where economic growth and an all-pervading spirit of optimism are fueling the demand for luxury goods.

As an important indicator of sales going forward, advance orders for the fall/winter collection, to be delivered in late summer of this year, are significantly higher than in the corresponding prior-year period, confirming the positive momentum currently felt in all of Wolford's business areas. For the Group's further creative development, we have brought on board a new top designer in Ronald van der Kemp, who will be in charge of Wolford's new collections beginning with the 2008/09 fall/winter season. Building on the successful cooperation with Zac Posen and the partnerships with luxury labels Kenzo and Missoni, for this fiscal year we have won Italian couture house Valentino as a new collaborator with whom we will realize an extraordinary collection.

Against this backdrop, my colleagues on the Executive Board and I look to the current fiscal year with optimism. We expect to achieve another significant increase in sales, and earnings growth in excess of sales growth.

Sincerely

Holger Dahmen
Chief Executive Officer



[illegible]

Executive Board

Holger Dahmen
Chief Executive Officer
Responsible for Marketing, Sales, Production and Technology
Member of the Executive Board since January 2004

Peter Simma
Deputy Chief Executive Officer
Responsible for Finance, Human Resources, IT and Procurement
Member of the Executive Board since August 2001

Roberto Geronzi
Board member responsible for Strategic License Management and Designer Partnerships
Member of the Executive Board since December 2001

Supervisory Board

Theresa Jordis
Chairwoman of the Supervisory Board

Emil Flückiger
Deputy Chairman of the Supervisory Board

Birgit G. Wilhelm
(since September 12, 2006)

Hansjörg Geiger
(since September 12, 2006)

Representatives of the Staff Council:

Anton Mathis

Peter Glanzer

From left to right:
Roberto Geronzi
Holger Dahmen
Peter Simma





Wolford Stock

Stock performance

The durable nature of the business turnaround and the resulting attractive trend in sales and earnings in the 2006/07 fiscal year were reflected in the performance of Wolford's stock. With a gain of 80.5 percent in the twelve months from May 1, 2006 to April 30, 2007, the advance in the stock price far outpaced Austria's ATX Index, which rose by only 12.3 percent over the same period. Our stock started the fiscal year at a closing price of EUR 19.38 on May 2, 2006 and closed at EUR 34.99 one year later. The high for the reporting period was reached on February 5, 2007 at EUR 39.35 and the low of EUR 16.95 was marked on July 7, 2006.

Stock price performance (indexed)


120%
100%
80%
60%
40%
20%
0%
-20%
-40%
May 3, 2006
April 29, 2007

Wolford Aktiengesellschaft
ATX Prime

Trading volume

The total trading volume of Wolford stock in the fiscal year under review, based on double counting, was 5,555,030 shares. The average daily turnover on the Vienna stock exchange on the 246 trading days was thus 22,581 shares. Volume peaked on October 16, 2006 at 128,252 shares after reaching its low for the year on August 30, 2006 at 180 shares (based on double counting).

Analyst coverage

Berenberg Bank, Bank Austria Creditanstalt AG, Deutsche Bank AG, Erste Bank der österreichischen Sparkassen AG and Raiffeisen Centrobank regularly published research reports on Wolford in the 2006/07 fiscal year.

Investor relations

As a listed company, Wolford attaches great importance to professional and reliable communication with financial markets. Last year we thus continued through a multitude of activities to maintain the open dialog with private and institutional investors and to further raise our profile in international financial centers. In our communication we are committed to continuity, transparency, consistency and personal credibility. With an extensive portfolio of communication activities, we provide a wealth of information to our existing shareholders and also focus on prospective investors. Deputy Chief Executive Officer Peter Simma is the personal contact for the financial community and reports on Wolford's performance in regular meetings with finance journalists, analysts and investors in financial centers in the Anglo-American and European markets. All relevant information is also available to financial market participants online in the Investor Relations section of our website at www.wolford.com.

Investor Relations:
Peter Simma
Deputy Chief Executive Officer
Tel.: (+ 43 5574) 690 1213
Fax: (+ 43 5574) 690 1219
E-Mail: investor@wolford.com

Ownership structure

The shareholder structure of Wolford Aktiengesellschaft at the end of the 2006/07 fiscal year was as follows: The WMP family trust held more than one-quarter of the shares, the Sesam private trust owned more than 15 percent, and Wolford Aktiengesellschaft itself held 2 percent as treasury stock. The rest of the stock represented free float.

General information on Wolford's stock

ISIN Code	AT0000834007
Listing exchange and date of initial listing	Vienna Stock Exchange (Prime Market segment), Frankfurt (OTC segment) New York (ADR program, Level 1) February 14, 1995
Stock type	Bearer shares, no par value
Total number of shares outstanding	5,000,000
Authorized capital	EUR 36,350,000
Indices	ATX Prime
Ticker symbols	Reuters: WLFD.VI, Bloomberg: WOL AV





Wolford's Fiscal Year 2006/07


PH Stefano Gandani

Antonio Berardi as new creative director
The designer gives the first Wolford collection under his direction - spring/summer 2007 - a unifying design signature across all product groups and prepares the stage for a Ready-to-Wear portfolio. A strategic decision to undertake a brand-appropriate expansion of the portfolio.



Campaign creates a stir
Distribution partners, customers and the media clearly like what they see in the new photo campaign for the fall/winter collection. The campaign images visually initiate the fashion season and advertise the new collection in shop windows and print media.

Scintillating fashion show in historical setting
Ready-to-Wear as an expanded product offering is presented for the first time to customers, the press and the expert public for the spring/summer 2007 collection. Three hundred guests from 20 nations accept Wolford's invitation to the event in Vienna. The venue for the catwalk is the magnificent Austrian National Library housed in the Hofburg Palace.



Pink Ribbon awareness
Prevention - Early Detecti
- Treatment. For four yea
Wolford has been suppor
the worldwide drive to bu
awareness for breast canc
prevention. Ten percent c
annual global sales reven
from the specially design
goes to breast cancer res



Debut of leather access
Perfect accents to comple
exclusive wardrobe: Wolf
launches its first leather a
rounding out the brand ra
with handbags, wallets, b
and other small leather g

05 2006 | 06 2006 | 07 2006 | 08 2006 | 09 2006 | 1



Leggings a styling marvel
In step with the trend, Wolford delights customers with leggings in three versions. Perfectly combined with casually voluminous tops, tunics, minis and light dresses, leggings are the rediscovered fashion highlight of the season.

Boutique in Vienna's prestigious high street section
New store opening at Graben 16 in downtow
Vienna. Designed in the new look of the com
stores, the fifth Wolford boutique to open in
Vienna's city center district cultivates an atm
with special appeal for female shoppers.


Strand in Sicht
Summer Legs

www.wolford.com
With a dedicated online boutique for Germany and Austria that offers a virtual experience of luxury shopping, customers can now conveniently order selected products at any time of day or night from the comfort of their homes. The online site will be gradually rolled out for other countries.

Rotterdam becomes 100th retail location
Wolford ends the third quarter by passing the hundred mark in the number of its own retail outlets worldwide. The Wolford boutique in Rotterdam becomes our one-hundredth proprietary location.



Stock price high on Vienna exchange
Twelve years to the month after the "lady shares" were first issued on Valentine's Day in 1995, the stock reached its high for the 2006/07 fiscal year of EUR 39.35 per share - as a Valentine's gift to all "lady-share-holders".

Media interviews
On a road show taking in seven European countries, the CEO of Wolford Aktiengesellschaft fields questions from journalists on the confirmed, compelling turnaround and the future strategy.

11 2006 | 12 2006 | 01 2007 | 02 2007 | 03 2007 | 04 2007

Luxury in demand
Pure luxury for Christmas 2006: Cashmere and lace transformed into ultra-elegant lingerie as exclusive gifts that create sensations with women and their admirers.

Significant profit improvement in first half of year
In the first six months of fiscal 2006/07 (May to October), Wolford substantially pushes up not only sales, but also earnings.



Valentino for Wolford
The tradition of working with famous designers continues: For the fall/winter 2007/08 season, Italian star fashion creator Valentino designs legwear and bodywear with hallmark class and sophistication.



Business performance of the Wolford Group

Wolford had a particularly successful fiscal year in 2006/07, substantially boosting revenue and net profit and thus sealing the sustained turnaround. Group sales rose by 16.7 percent from the prior year's EUR 121.4 million to EUR 141.7 million. With this increase of EUR 20.3 million, we attained the highest revenue expansion in Wolford's history. The individual quarters also followed a gratifying trend, with continuous year-over-year increases in sales. Thus, in the fourth quarter alone, sales growth reached 18.7 percent compared to the corresponding prior-year quarter. Surging upward by 83.9 percent, net profit for the year grew even more strongly than sales, further improving our profit margin.

The dynamic revenue growth reflects the energetic program to further strengthen the Wolford brand and results especially from the systematic expansion of the product portfolio by the addition of Ready-to-Wear products, the clear focusing of activities on the qualitative improvement in monobrand distribution and the extensive roll-out of the new store concept. Sales thus rose at double-digit rates in almost all markets and strategic distribution channels, and in all major product groups.

Sales trend (in EUR '000)



141,683
140,000
137,617
130,000
128,784
121,426
120,000
119,214
116,307
+16.7%
110,000
-6.4%
-7.4%
-2.4%
+4.4%
100,000
2001/02
2002/03
2003/04
2004/05
2005/06
2006/07

Retail as main growth driver

Although the Wholesale business segment accounted for about 62.4 percent of total Group sales (and saw its sales increase by 7.8 percent), Retail revenue growth was far steeper. Compared to a sales share of a scant 5 percent ten years ago, the Wolford-owned points of sale (boutiques, shop-in-shops and factory outlets) already contributed 37.6 percent of sales in the fiscal year completed. In total, Wolford's Retail business segment achieved growth of 31.5 percent compared to the prior year. On a like-for-like (i.e., same-store) basis, the corresponding growth rate was a noteworthy 13.0 percent. Within the Retail segment, the Wolford-owned boutiques in particular grew powerfully at a rate above that of Retail as a whole, with sales growth of 33.4 percent, or 16.2 percent on a like-for-like basis. Sales with the partner-operated boutiques were lifted by 17.9 percent over the fiscal year. In total at the balance sheet date, the Wolford Group had 223 boutiques (April 30, 2006: 219 boutiques), of which 142 were partner-operated and 81 Wolford-owned. Their combined sales growth was 27.5 percent and they already contributed 45.0 percent of total Group sales. In the course of the continuous improvement in distribution quality, the Wolford boutiques are always subject to review. Therefore, in the 2006/07 fiscal year, not only were many of the boutiques visually upgraded, but some outlets were closed, some newly opened and some taken over from partners.

Rapid roll-out of new store concept

Cumulative total number of redesigned or new stores by end of quarter



Partner-operated outlets
Proprietary outlets
4th quarter 2006/07
3rd quarter 2006/07
2nd quarter 2006/07
1st quarter 2006/07
4th quarter 2005/06
3rd quarter 2005/06
2nd quarter 2005/06
49
43
92
40
36
76
35
31
66
19
20
39
10
13
23
5
9
14
3
9
12
0
10
20
30
40
50
60
70
80
90
100

Performance in distribution channels

In terms of distribution channels the boutiques, with double-digit sales increases in all markets, once more emerged as the decisive growth driver. At 45.0 percent of total sales, they represented the largest component in total Group revenue. In the other channels, 22.0 percent of the Group's total sales came from department stores, 23.2 percent from multi-brand retailers, 6.6 percent from factory outlets and 3.2 percent from private label business.

Sales share by distribution channel in 2006/07


Private labels 3.2%
Factory outlets 6.6%
Boutiques 45.0%
Department stores 22.0%
Multi-brand retailers 23.2%

Wolford's rigorous focus on quality improvement in monobrand distribution was also reflected in the trend for controlled distribution, which already represented more than 50 percent of total sales. In the last five years our own boutiques, the partner-operated boutiques, concession shop-in-shops and the factory outlets taken together raised their share of total sales from 43.9 percent five years ago to 53.6 percent in 2006/07.

Five-year trend in controlled distribution's sales share


55%
50%
45%
40%
43.9%
44.6%
45.0%
48.9%
53.6%
2002/03
2003/04
2004/05
2005/06
2006/07

Performance in selected markets

Looking at geographic regions in 2006/07, the Wolford Group posted revenue growth in the double digits in nearly all markets. As in the past, most sales were generated in the European Union countries (EU 27), at 71.4 percent of the total. Exports from Austria as a share of Wolford's consolidated sales, at 86.8 percent, remained at the prior-year level.

With a sales increase of 28.4 percent (35.9 percent in local currency), Wolford was particularly successful in the highly competitive US market. In our important European markets too, the brand and product range sold well indeed, with growth rates of 25.7 percent in the United Kingdom, 20.1 percent in the Netherlands, 16.2 percent in Germany, 13.3 percent in France, 12.8 percent in the Scandinavian markets, 15.7 percent in the Central and Eastern European countries and 10.7 percent in Italy. In our Austrian home market as well, the Wolford Group enjoyed sales growth of 12.2 percent and thus further cemented its market position. Another growing market was Switzerland, where sales were up 6.2 percent (9.0 percent in local currency). Only in Spain did we not reach the prior-year level - due mainly to the superb sales performance in this market in 2005/06, when revenue grew by 31 percent. The Wolford Group also showed good growth in Asia and Oceania, where sales climbed by 55.4 percent overall. As a fashion company in the luxury segment, we are increasingly stepping up our presence in the Asian growth markets, where we plan to expand rapidly.

Sales by geographic market in 2006/07



Rest of world 4.9%
Spain 2.9%
Italy 4.3%
CEE 4.4%
Switzerland 5.2%
Netherlands 6.0%
Scandinavia 7.1%
UK 7.2%
France 11.0%
Germany 17.7%
USA 16.1%
Austria 13.2%

Change in brand sales by geographic market in 2006/07


Asia, Oceania 55%
USA 28%
UK 26%
Netherlands 20%
Germany 16%
CEE 16%
France 13%
Scandinavia 13%
Austria 12%
Italy 11%
Switzerland 6%
Spain -11%
-20% -10% 0% 10% 20% 30% 40% 50% 60%

In Group currency

Strong brand is success factor

In 2006/07 we continued on our path of systematic brand development and of positioning Wolford solidly in the luxury segment. Through the consistent pursuit of our numerous activities to reinforce the Wolford brand, we further increased brand sales (which represented 96.8 percent of the Group's total sales).

As an international luxury brand, Wolford is synonymous with quality, comfort and aesthetic refinement in all five of our product groups: Legwear, Ready-to-Wear, Swimwear, Lingerie and Accessories. With a share of 50.5 percent, Legwear remained the largest contributor to brand sales. Ready-to-Wear accounted for

36.9 percent of brand sales and thus validated the strategic decision to systematically broaden the portfolio by adding more outer clothing for women. A further 9.4 percent of brand sales originated in the Lingerie product group and 2.0 percent in Wolford Swimwear. Much headway was made in Accessories, the newest product group, which contributed a significantly increased share of brand revenue.

Brand sales by product group in 2006/07



Accessories 1.2%
Swimwear 2.0 %
Lingerie 9.4%
Legwear 50.5%
Ready-to-Wear 36.9%

The Group's significant sales growth in Wolford-branded goods was driven by all product groups. Our two most important product groups, Legwear and Ready-to-Wear, both grew at double-digit rates during the reporting period. While the Legwear business benefited especially from current fashion trends, such as leggings and capris, the Ready-to-Wear line which we are gradually strategically expanding proved highly popular in the market, impressing with high-end luxury materials like merino and cashmere and timeless, year-round essentials. As a result, Ready-to-Wear generated sales growth of 18 percent, a rate above the average for the brand as a whole. The success of Ready-to-Wear products in the international markets is all the more telling as, at the Wolford-owned outlets as well, absolute sales growth in this product group was by far the strongest. The Lingerie product group continues to inspire enthusiasm in consumers with its mix of comfortable, seamless as well as functional pieces, and arresting luxury items made of lace. The Swimwear and Accessories ranges - the latter including the leather collection newly launched last year - likewise delivered significant sales gains.

Similarly, the first reactions from retailers and the fashion community to the new fall/winter 2007/08 collection were extremely positive and affirm the effectiveness of the brand strategy.

Brand sales by product age

With a share of 53.8 percent in the fiscal year completed, those Wolford products less than three years old generated more than half of the Group's total brand sales. This achievement unmistakably demonstrates the brand's innovativeness, which is extremely well received by consumers the world over. The steady high demand for Wolford's perennially popular long-running products that captivate with timeless chic, perfect lines, the finest quality and singular elegance remained intact in the 2006/07 fiscal year with a share of 22.4 percent, or about one-quarter, of brand sales.

Brand sales by product age in 1996/97 and 2006/07


5-x years 32.6%
4-5 years 12.4%
3-4 years 15.5%
2-3 years 5.6%
1-2 years 12.9%
0-1 years 21.0%
1996/97
5-x years 22.4%
4-5 years 4.8%
3-4 years 19.0%
2-3 years 9.5%
1-2 years 19.9%
0-1 years 24.4%
2006/07

Branding

Deeply rooted in decades of tradition and unparalleled know-how in knitting technology, our strategy remains to position the Wolford label as a luxury brand in the global fashion market through innovation, exclusive design and a sophisticated marketing mix.

The consistently applied brand strategy rests on the following pillars:

- Sustained strengthening of the brand in three ways: by concentration on the brand essence; strategic, selective product range expansion; and specific emphasis on the growth drivers
- Further expansion of market share in the top market segment, aided by partnerships with internationally renowned star designers and couture establishments
- Implementation of the new visual brand identity through the global roll-out of the new store concept and heightened customer focus for profit-oriented growth

The excellent sales performance in all product areas of the Wolford luxury label during the fiscal year under review demonstrates the signal success of this strategy adopted three years ago. A clear focus on the high-end premium segment and the strategic expansion and diversification of the product portfolio have strengthened the Wolford brand effectively. The Ready-to-Wear range as an entirely new facet of the brand not only attracts new consumers, but has also crucially advanced the expansion of our fashion expertise and our stature in the market's perception. Wolford has thus evolved from a vendor of legwear and bodywear to a global luxury brand with a complete fashion offering - ranging from exclusive outerwear all the way to elegant accessories. In the trend segment, next to the Lingerie and Swimwear product groups, pants, skirts, suits, dresses, sweaters and coats have been in particular demand for several seasons now and thus contribute to the gentle shifting of our target group for the collections toward younger demographic and additional consumer segments.

As a global luxury brand with a portfolio consisting entirely of high-end products, Wolford has a clear positioning. Uniqueness and distinctiveness are what capture shoppers' hearts and minds worldwide. The collaboration with world-class designers like Zac Posen and luxury brands such as Kenzo and Missoni imbue the collections with additional fashion allure and underline the brand's exclusiveness. The distribution network for our collections, consisting of Wolford-owned outlets and Wolford distribution partners, spans approximately 65 countries.

Corporate social responsibility

As a global company, we are conscious of our special responsibility toward society and the environment; in addition to economic goals, our strategy and operating activities thus also pursue social and environmental values. For the Wolford Group this responsibility translates into numerous areas of involvement in staff development, preventive medicine, cultural sponsorship and activities to protect the environment.

Our economic responsibility

Together with our staff and business partners, we continually work to ensure sustained success as a profitable company. To this end, the business strategy focuses on the long-term safeguarding of brand value, without neglecting short-term requirements of the consumer market and capital market. The good results of the last fiscal year validate this strategy of sustainable business management.

Our social responsibility

At Wolford we recognize that our staff is a key success factor. We invest continually in employees' ongoing training and development to equip team members for the job and improve the conditions for the further enhancement of personal and professional abilities. In order to further raise qualifications and motivation, the staff development priorities in the last fiscal year were placed on language training, environmental protection and workplace safety. To counteract the future shortage of specialist staff, we continued to invest last year in training new apprentices. Other prime concerns for the Wolford Group are to ensure optimum working conditions, important job benefits and high safety and health standards. In addition to providing standardized health check-ups, last year we conducted specific programs in the areas of vaccination, breast cancer education and general cancer prevention.

However, our social responsibility extends well beyond the circle of Wolford's own employees. Every year for the last four years, Wolford has been supporting a worldwide campaign to raise awareness of breast cancer prevention through the sale of a special "pink ribbon" product. In 2006, using fashion to express our ongoing commitment to this cause, Wolford again donated 10 percent of the sales revenue from the current pink ribbon shirt to international organizations working for breast cancer prevention, education and treatment - thus helping women help women.

Our environmental responsibility

Environmentally sound production and the efficient use of resources are writ large at Wolford. It therefore goes without saying that we take careful steps to protect and preserve the surrounding ecosystems. The Group is committed to complying with applicable environmental protection laws and incorporating environmental considerations in the planning and implementation of production processes.

Promoting art and culture

As a luxury brand, Wolford also carries on an active dialog with artists and cultural institutions. As one of our many global art and culture activities, the Group last year sponsored the "Bregenz Spring" dance festival. In addition to providing financial support, this partnership included various marketing and communication activities designed to bring the target groups of the two brands closer together. That the aesthetics of art and fashion are closely related has often been shown by Wolford in the past. Photography, film, music, theater, ballet - all have been media for Wolford's creative expression.

Corporate governance 2006/07

We are convinced that diligently practicing and embracing good corporate governance is crucially important in securing the trust of investors and the capital market. In September 2002 the Austrian Working Group for Corporate Governance issued a framework of rules for responsible corporate governance aimed at sustained value creation.

This Austrian Code of Corporate Governance, which companies adopt on a voluntary basis, leads to a high degree of transparency for all our stakeholders. Wolford has already long fulfilled most of the Code's provisions, and publicly committed itself to the Code's principles in the 2002/03 annual report.

In addition to the legally required compliance with the "L rules" (based on the January 2006 version of the Code), Wolford adheres to all "C rules" (comply-or-explain rules), with the exception of rule 38 (age limit for the nomination of Executive Board members), rule 57 (age limit for the election of Supervisory Board members) and rule 80 (risk management). In the 2006/07 fiscal year the Internal Auditing department substantially advanced the development, implementation and documentation of a comprehensive risk management system.

At the time of any change to Wolford's by-laws, an amendment regarding the age limit will be considered.





Management Report

of the Wolford Group for the Fiscal Year

2006/07

1. Wolford's business trends, results and financial position

Despite a mild slowdown in the US economy, 2006 developed into an extremely positive year in the euro zone, with real growth of 2.7 percent in gross domestic product exceeding expectations. Helped by stable internal demand, it was especially the economic impetus from abroad, with the resulting rise in exports and corporate investment, that fueled the brisk economic growth in Europe. Austria's real GDP grew by 3.2 percent, its highest growth rate since the year 2000, when the economy expanded by 3.4 percent. As in the euro area as a whole, the strongly expanding exports were the most important growth driver for the Austrian economy. The international market for luxury goods continued to follow a highly auspicious trajectory in the reporting period. With good growth rates, luxury products are more successful than ever and clearly appeal to broader segments of the consumer population. As the liberalization of the world textile trade progresses, continuing strong international competition must be expected at all price points. Next to ensuring quality and creative design, in the coming years luxury brands will increasingly have to strike a balance between tradition and new ideas. The critical competitive factors will be innovations in product development; original solutions based on deep expertise; specialization in high-end niche products; and the judicious intensification of marketing activities.

In the favorable environment in the 2006/07 fiscal year, the Wolford Group increased sales by EUR 20.3 million (16.7 percent) to EUR 141.7 million.

Quarterly sales trend (in EUR '000)


Total
2006/07
26,111
38,626
43,055
33,891
141,683
2005/06
24,589
32,668
35,626
28,543
121,426
2004/05
24,142
31,830
34,507
25,828
116,307
1st quarter
2nd quarter
3rd quarter
4th quarter
0 10 20 30 40 50 60 70 80 90 100 110 120 130 140

Inventories of finished goods and work-in-process increased by EUR 3.6 million (prior year: EUR 2.9 million).

Owing to the use of premium materials and the growing focus on the Ready-to-Wear product group, the cost of materials and purchased manufacturing services rose from 19.5 percent of net sales to 22.3 percent.

Staff costs increased from EUR 60.1 million to EUR 69.0 million or by 14.8 percent. In response to the strong demand, capacity was expanded, particularly in production. As well, very high overtime payments were required. The overtime pay of 50 or 100 percent on top of basic wages added further to staff costs. The very long training periods (normally between three and eight months) for the new employees in manufacturing weighed on productivity in the completed 2006/07 fiscal year. However, only little of this negative effect will recur in 2007/08. Staff costs amounted to 48.7 percent of net sales last fiscal year, an improvement of 0.8 percentage points. The two principal drivers of the rise in staff costs were the staff count increase of 99 full-time equivalent employees to an average of 1,482 full-time equivalents (prior year: 1,383) in the 2006/07 fiscal year, and the high overtime costs resulting from the strong demand.

Staff costs (in EUR '000)



70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
51.9%
49.5%
48.7%
2004/05
2005/06
2006/07
..... As a percentage of sales

2006/07	**69,019**
2005/06	60,149
2004/05	60,344

The staff count at April 30, 2007 was 1,566 employees in terms of full-time equivalents (prior year: 1,383).

To cover the future requirements for skilled staff, Wolford will take on 12 new apprentices in the fall of 2007. As of April 30, 2007 there were 23 apprentices in training.

Average number of employees (in full-time equivalents)


2006/07
2005/06
2004/05
1,482
1,383
1,388
0 200 400 600 800 1000 1200 1400 1600

Capital expenditure, depreciation, amortization, impairment and reversal of impairment, excluding financial assets (in EUR '000)


Capital expenditure
Depreciation, amortization, impairment and reversal of impairment
2006/07
2005/06
2004/05
5.1%
5.4%
5.0%
7,175
6,158
6,615
6,262
5,830
6,728
0 2,000 4,000 6,000 8,000
Capital expenditure as a percentage of sales

At EUR 6.2 million, depreciation, amortization and impairment losses on intangible assets and on property, plant and equipment were down slightly from the prior year. Capital expenditure on intangible assets and property, plant and equipment increased by EUR 0.6 million from EUR 6.6 million in the prior year to EUR 7.2 million.

Other operating expenses rose by EUR 4.4 million to EUR 35.3 million, while easing by 0.5 percentage points as a percentage of sales revenue thanks to the sales growth in the 2006/07 fiscal year. The main sources of the increase compared to the prior year were rents (up EUR 1.9 million), freight (up EUR 1.0 million), customs duties (up EUR 0.4 million) and credit card and license fees (up EUR 0.5 million).

Other operating expenses (in EUR '000)



35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
24.7%
25.4%
24.9%
2004/05
2005/06
2006/07
..... As a percentage of sales

2006/07	**35,267**
2005/06	30,866
2004/05	28,757

Operating profit, at EUR 7.7 million, was EUR 0.3 million higher than one year earlier. In the 2005/06 prior fiscal year the inventory valuation parameters for fashion products had been adjusted in response to end-of-season-sale policies. In 2005/06 this adjustment in accounting principles had a positive effect of EUR 2.7 million on profit. Excluding this one-time effect, operating profit in 2006/07 would have been EUR 3.0 million higher (63.7 percent higher) than in the prior year.

EBIT (in EUR '000)

Excluding one-time effect in 2005/06 from inventory valuation adjustment

■ Including one-time effect in 2005/06 from inventory valuation adjustment



8,000
6,000
4,000
2,000
0
-1,000
-0.4%
3.9%
6.1%
5.4%
2004/05
2005/06
2006/07
..... As a percentage of sales

2006/07	**7,686**
2005/06	4,695 / **7,433**
2004/05	(514)

EBITDA reached EUR 13.8 million or 9.8 percent of sales.

Excluding one-time effect in 2005/06 from inventory valuation adjustment

Including one-time effect in 2005/06 from inventory valuation adjustment

EBITDA (in EUR '000)


14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
11.3%
9.8%
9.0%
5.3%
2004/05
2005/06
2006/07
..... As a percentage of sales

2006/07	**13,844**
2005/06	10,957 / 13,695
2004/05	6,214

Net financial items showed an adverse change from EUR -1.4 million to EUR -1.6 million. This was largely attributable to the rise in interest rates.

Net financial items (in EUR '000)


2006/07
2005/06
2004/05
(1,619)
(1,430)
(1,655)
-2,000
-1,000
0

Profit from continuing operations (before taxes) was EUR 6.1 million (prior year: EUR 6.0 million). Excluding the already explained prior-year exceptional item of EUR 2.7 million arising from the inventory valuation adjustment, profit from continuing operations (before taxes) in 2006/07 would have been EUR 2.8 million (85.8 percent) higher than in 2005/06.

Profit/(loss) from continuing operations (before taxes) (in EUR '000)

Excluding one-time effect in 2005/06 from inventory valuation adjustment

■ Including one-time effect in 2005/06 from inventory valuation adjustment



8,000
6,000
4,000
2,000
0
-2,000
-4,000
2004/05
2005/06
2006/07

2006/07	**6,067**
2005/06	3,265 / **6,003**
2004/05	(2,169)

Net profit for the year grew by EUR 2.9 million or 83.9 percent from the prior year to EUR 6.4 million.

Net profit/(loss) for the year (in EUR '000)

Excluding one-time effects in 2005/06 from inventory valuation adjustment and tax audit

■ Including one-time effects in 2005/06 from inventory valuation adjustment and tax audit



8.000
6.000
4.000
2.000
0
-2.000
-4.000
-6.000
2.9 %
2.8 %
4.5 %
-4.0 %
2004/05
2005/06
2006/07

..... As a percentage of sales

2006/07	**6,442**
2005/06	3,420 / **3,504**
2004/05	(4,687)

Earnings per share were EUR 1.34 compared to EUR 0.74 in the prior year, an improvement of 81.1 percent.

Non-current assets totaled EUR 77.0 million (prior year: EUR 75.8 million).

Earnings per share and cash flow per share (in EUR)

Excluding one-time effects in 2005/06 from inventory valuation adjustment and tax audit

■ Including one-time effects in 2005/06 from inventory valuation adjustment and tax audit

Earnings per share

□ Cash flow per share


2006/07
1.34
1.45
2005/06
0.72
0.74
0.90
2004/05
(0.99)
2.08
-1
0
1
2
3

Total number of shares outstanding less average number of shares of treasury stock, in thousands

2006/07	**4,805**
2005/06	4,750
2004/05	4,750

Inventories had to be built up by EUR 7.2 million to EUR 34.3 million as a result of the product range expansion, the long lead times between order booking and production, and the high demand. The inventories of finished goods and merchandise were EUR 1.7 million higher than one year earlier. The value of work-in-process was EUR 1.9 million higher than at the end of the prior year. The long procurement lead times for raw materials and the expansion of the product portfolio by additional premium fabrics led to an increase of EUR 3.7 million in inventories of raw materials and supplies.

Inventories (in EUR '000)

Raw materials and supplies

□ Work-in-process

□ Finished goods and merchandise


2006/07
6,296
9,580
18,462
2005/06
5,897
4,420
16,790
2004/05
4,769
4,505
13,488
0
2
4
6
8
10
12
14
16
18

	Total
2006/07	34,338
2005/06	27,107
2004/05	22,762

Trade receivables increased only little compared to the prior year despite the strong sales growth.

At the balance sheet date of April 30, 2007, shareholders' equity was EUR 74.4 million (prior year: EUR 64.0 million), an improvement of EUR 10.4 million. This raised the equity ratio to 53.0 percent based on total assets, leaving it 3.0 percentage points stronger than at the end of the prior year.

Bank loans and overdrafts and long-term debt were reduced by EUR 3.0 million.

Net debt was EUR 17.5 million or EUR 2.7 million better than the prior-year level and was thus the lowest in recent years. The debt/equity ratio was 23.5 percent (prior year: 31.5 percent).

Net cash from operating activities improved by EUR 2.7 million or 63.2 percent.

Gross liquidity, bank debt and net debt (in EUR '000)

Gross liquidity
Bank debt and other borrowings
Net debt



2006/07
26,148
17,492
8,656
2005/06
29,119
20,178
8,941
2004/05
31,082
18,712
12,370
-40
30
20
10
0
10
20

2. Risk management

Financial instruments

A financial instrument is a contractual business transaction that gives rise to a right to cash or another financial asset. Under IAS 32 and IAS 39 this includes both primary and derivative financial instruments. Primary financial instruments are, for example, trade receivables and payables, cash, bank balances, loans receivable and borrowings. Primary financial instruments held by the Company that may involve credit risk are receivables, cash and cash equivalents, and securities. Derivative financial instruments (derivatives) are financial instruments whose value changes in response to the change in an underlying variable (such as an interest rate or security price), that require little or no initial net investment, and that are settled at a future date.

Derivative financial instruments are used in the Wolford Group to hedge against risks arising from movements in exchange rates and interest rates. The purpose of hedging currency risk is to create sufficient predictability to permit budgeting at least six and at most twelve months in advance. The goal in interest rate management is to reduce interest rate risk both on assets and liabilities.

Credit risk/default risk

On the assets side, the reported carrying amounts also represent the maximum credit risk and default risk.

The risk actually incurred, however, can be regarded as low, as most of the financial institutions involved have excellent credit ratings. In addition, the Company limits its credit risk with respect to customers by taking out credit insurance with Prisma Kreditversicherungs-AG and with OeKB Versicherungs AG.

Interest rate risk

On the assets side, as a result of the rise in interest rates over the reporting period, higher risk than in the prior year was associated with fixed income securities. Despite the increase in interest rates, the absolute level of risk can nonetheless be regarded as low due to the short remaining terms to maturity.

On the liabilities side, interest rate risk attaches to the borrowings; it was partly hedged by an interest rate swap that expired on October 31, 2006. Owing to a reduction in the overall amount of floating rate liabilities, the level of risk is deemed to be substantially unchanged from the prior year. The change in the value of the interest rate swap was recognized in the income statement.

The carrying amount of bank debt at April 30, 2007 represents the outstanding principal.

Currency risk

Exchange rate risks arising from existing foreign-currency receivables and from forecasted transactions are largely hedged by the Group treasury department. This is done by employing forward exchange contracts (currency forwards) and currency options.

Derivative financial instruments

The Group treasury used derivatives in the form of foreign currency forwards and, in the prior year, options and an interest rate swap.

The derivatives positions open at April 30, 2007 had terms of less than twelve months.

All currency forwards are measured at fair value in accordance with IAS 39. Neither the currency forwards nor the interest rate swap fulfill the stringent documentation requirements for hedging instruments. They must therefore be classified as "held for trading" under IAS 39 and are measured at fair value and recognized in the income statement.

The fair values of the derivative foreign exchange instruments represent the market values of the forward exchange contracts (and, in the prior year, option contracts) which would have to be entered into at the balance sheet date to settle the respective currency derivative without regard to any adverse changes in the value of the hedged items.

Fair value

The carrying amounts of cash and cash equivalents, current receivables and other assets, trade payables, current liabilities and current provisions can be regarded as reasonable estimates of their current values in view of the short-term nature of these assets and liabilities.

In the fiscal year completed the internal audit department, which was established several years ago, advanced the development and implementation of a comprehensive risk management system. Its methodical, goal-oriented approach is designed to measure and enhance the effectiveness of risk management and of the control, management and oversight processes. This strongly underpins the organization's ability to attain its objectives.

Wolford's risk management principles

- No action or decision may put the Company's future in jeopardy.
- Compliance with the Group's internal rules and regulations is generally mandatory.
- Unavoidable risks must be insured to the extent economically reasonable.
- Residual risks must be managed using risk management tools.

Risk management at the Wolford Group consists of an internal monitoring system designed to ensure the efficiency and reliability of business processes, and an internal control system for the target-driven coordination of planning, information collection, and control and management processes. Risk identification and reporting is performed on an informal, decentralized basis by the staff responsible for the area in question. This facilitates the rapid identification and management of risks and the reduction of overall risk exposure. The risk awareness on the part of the staff involved is promoted directly by internal guidelines and indirectly by the Group management's risk policies.

Principal types of risk encountered by the Wolford Group

Market risks represent the risk of loss arising from movements in market variables (notably raw material prices, foreign exchange rates, interest rates, competitors and the market environment).

Operational risks represent the risk of loss arising from failed processes and systems, inadequate qualifications or diligence of staff, fraud and disasters.

Credit risks represent the risk of loss arising from bad debts.

Business risks represent the risk of loss arising from business activities (for instance, risks associated with fluctuations in demand, with projects, fashion, strategy, legal matters and collaborations with external partners).

3. Subsequent events

No significant events occurred after the balance sheet date.

4. Research and development

Wolford's research and development activities require extending the Group's leadership in innovation to ensure a continuing strong foundation for lasting business success.

In the Legwear area, the offering of functional products was further refined. The pantyhose in this line set new standards of softness and aesthetics for support legwear.

Demanding challenges for the development team are posed by the legwear products made with natural fibers, such as silk, merino wool and cashmere. For instance, wearers will experience the ultimate in comfort with the first seamless merino pantyhose, available in stores in the fall of 2007.

The program to broaden the Ready-to-Wear product group (blazers, skirts, pants, dresses, coats, etc.) was intensified even more. The focus in this area as well was on exquisite materials like silk, merino and cashmere.

To round out the product portfolio, Wolford has also been developing matching accessories in leather and the finest fabrics.

In the new loungewear line, Wolford accommodates the wellness trend with seven products. The material is soft viscose with a subtle sheen and the cut allows freedom of movement, yet offers perfect fit through the use of wide borders and comfortable waistbands.

One of the current development priorities lies in the Lingerie area, where fundamental improvements and innovations are to be achieved in the essentials line through even better fit, still more-select materials and improved process steps.

As in the past fiscal years, the joint projects with star designers are an additional focus of Wolford's efforts. In the year completed, a partnership was forged with Valentino.

Research and development expenses (in EUR '000)



..... As a percentage of sales
8,500
8,000
7,500
7,000
6,500
6,000
5,500
6.8%
6.2%
5.4%
2004/05
2005/06
2006/07

2006/07	**7,721**
2005/06	7,555
2004/05	7,865

5. Non-financial performance indicators

Wolford invests continually in employee training and development and steadily improves the setting for the further enhancement of personal and professional abilities, thus sustaining the continued building of qualifications and motivation. The 2006/07 fiscal year saw the completion of the management skills upgrading program aimed at the top two management tiers.

In the health promotion activities for employees, a central thrust was preventive healthcare. Available to all staff, it was used by 150 employees, largely from the manufacturing side. As well, an education campaign was conducted on breast cancer prevention in particular and cancer prevention in general, with very strong participation from staff.

In the course of constructing the new facility several years ago, Wolford installed an extensive waste heat recovery system that both generates large savings in primary energy costs and protects the environment. Natural-gas-fired boilers ensure that emissions are kept to an absolute minimum. Thanks to the use of environmentally friendly dyes, Wolford's waste water contains very low levels of residues, allowing it to be directly fed into the municipal water treatment plant.

6. Disclosures under Austria's amended Takeover Act

Wolford Aktiengesellschaft, which is listed in the Prime Market segment of the Vienna stock exchange, has a share capital consisting of 5 million no-par value shares, each representing an equal ownership interest in the Company. All shares are bearer shares.

At the balance sheet date of April 30, 2007, Wolford Aktiengesellschaft owned 100,000 shares of its own stock. In the 2006/07 fiscal year under review, 150,000 shares of a beginning total of 250,000 shares were resold in the market. The Executive Board is not aware of any restrictions regarding voting rights or the transfer of shares, other than the legal restrictions applicable to the treasury stock.

The shareholder structure of Wolford Aktiengesellschaft at the end of the 2006/07 fiscal year was as follows:

The WMP family trust owned more than one-quarter of the stock. The Sesam private trust held more than 15 percent. Wolford Aktiengesellschaft itself held 2 percent. The rest of the stock represented free float.

7. Business outlook

The new 2007/08 fiscal year started on a very promising note with double-digit sales growth in May and June. This attractive trend is reinforced by an also double-digit increase in firm orders for the fall/winter 2007/08 season compared to the corresponding prior-year period, suggesting a good sales performance in 2007/08. By purposefully introducing new processes in materials management and by revising process flows in production, development and quality assurance, an optimal basis is to be created for the introduction of PPS (production planning and scheduling) software and development software.

In addition, Wolford plans to realize economies through the optimization of process costs. The monobrand distribution channel is to be further strengthened and the number of partner-operated and proprietary boutiques increased consistently. In the 2007/08 fiscal year a significant number of additional points of sale are expected to adopt the new store concept. This measure is intended to underpin the positive trend in like-for-like sales.

Through the actions taken to expand market penetration and round out the product portfolio, as well as the rigorous optimization of costs, Wolford plans to further improve earnings.

Bregenz, Austria, June 28, 2007

Signed:

Holger Dahmen

Peter Simma

Roberto Geronzi



Consolidated Financial Statements 2006/07

Consolidated financial statements of the Wolford Group for 2006/07 prepared in accordance with IFRS

Consolidated income statement for the year ended April 30, 2007

in EUR '000	Note	2006/07	2005/06
Sales	(1)	141,683	121,426
Other operating income	(2)	4,442	3,895
Change in inventories of finished goods and work-in-process		3,603	2,938
Own work capitalized		44	96
Operating output		**149,772**	**128,355**
Cost of materials and purchased services		(31,565)	(23,645)
Staff costs	(3)	(69,019)	(60,149)
Depreciation, amortization and impairment losses on property, plant and equipment and intangible assets excluding goodwill	(4)	(6,235)	(6,074)
Goodwill impairment	(4)	0	(188)
Other operating expenses	(5)	(35,267)	(30,866)
Operating profit [EBIT]		**7,686**	**7,433**
Net interest cost	(6)	(1,195)	(918)
Net investment securities income	(7)	316	325
Interest cost of employee benefit liabilities		(740)	(837)
Profit from continuing operations (before taxes)		**6,067**	**6,003**
Income taxes	(8)	375	(2,499)
Net profit for the year		**6,442**	**3,504**
Earnings per share in EUR*		**1.34**	**0.74**

* Earnings per share for the 2005/06 fiscal year represent basic earnings per share, as there was no dilution effect.

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated balance sheet at April 30, 2007

ASSETS

in EUR '000	Note	April 30, 2007	April 30, 2006
Non-current assets	(9)		
Property, plant and equipment		61,898	60,924
Goodwill		646	687
Intangible assets excluding goodwill		4,659	5,009
Participating interest		3	3
Prepayments on investments in affiliated companies		47	0
Non-current available-for-sale financial assets		8,635	8,747
Non-current receivables	(10)	1,151	439
		77,039	**75,809**
Deferred tax assets	**(11)**	**5,782**	**4,861**
Current assets			
Inventories	(12)	34,338	27,107
Current receivables and other assets	(13)	19,922	17,861
Current available-for-sale financial assets	(14)	36	0
Cash and cash equivalents		3,434	2,321
		57,730	**47,289**
Total assets		**140,551**	**127,959**

The accompanying notes form an integral part of these consolidated financial statements.

SHAREHOLDERS' EQUITY AND LIABILITIES

in EUR '000 Shareholders' equity	Note (15)	April 30, 2007	April 30, 2006
Share capital		36,350	36,350
Capital reserves		1,817	1,817
Other reserves		36,275	25,805
		74,442	**63,972**
Non-current liabilities			
Long-term debt	(16)	10,922	11,361
Provisions for employee benefits	(17)	14,488	13,292
Other non-current liabilities		166	159
		25,576	**24,812**
Deferred tax liabilities	**(11)**	**152**	**147**
Current liabilities			
Current portion of long-term debt	(16)	2,052	1,921
Bank loans and overdrafts	(18)	13,174	15,837
Current tax liabilities		649	438
Other current provisions	(19)	4,858	4,384
Trade payables		5,901	5,830
Other current liabilities	(20)	13,747	10,618
		40,381	**39,028**
Total shareholders' equity and liabilities		**140,551**	**127,959**

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated cash flow statement for the year ended April 30, 2007

in EUR '000		Note	2006/07	2005/06
Profit from continuing operations			6,067	6,003
-	Interest and similar income		(535)	(246)
+	Interest and similar expenses		1,414	1,164
+	Depreciation, amortization and impairment losses on non-current assets		6,235	6,293
-	Reversal of impairment losses on non-current assets		(77)	0
+(-)	Loss/(gain) on disposal of property, plant and equipment and intangible assets		300	(129)
+(-)	Loss/(gain) on disposal of available-for-sale financial assets		0	(31)
-(+)	Currency translation differences		(292)	(550)
+(-)	Increase/(decrease) in provisions for employee benefits		1,196	(1,592)
-(+)	Increase/(decrease) in non-current receivables		(712)	(14)
+(-)	Increase/(decrease) in other non-current liabilities		7	30
-(+)	Increase/(decrease) in inventories		(7,231)	(4,345)
-(+)	Increase/(decrease) in current receivables and other assets		(2,061)	(184)
+(-)	Increase/(decrease) in other current provisions		474	1,069
+(-)	Increase/(decrease) in trade payables		550	981
+(-)	Increase/(decrease) in other current liabilities		3,129	(489)
= Cash generated from operations			**8,464**	**7,960**
-(+)	Income taxes paid/(credited)		(678)	(2,914)
+	Interest received		420	249
-	Interest paid		(1,228)	(1,019)
= Net cash from operating activities			**6,978**	**4,276**
+	Proceeds from disposal of available-for-sale financial assets		0	3,456
-	Purchases of available-for-sale financial assets		(36)	0
+	Proceeds from disposal of property, plant and equipment and intangible assets		19	207
-	Purchases of intangible assets	(22)	(506)	(851)
-	Purchases of property, plant and equipment	(22)	(7,013)	(4,620)
-	Acquisitions	(22)	(183)	(573)
= Net cash used in investing activities			**(7,719)**	**(2,381)**
-(+)	Change in current borrowings		(2,532)	301
-(+)	Change in non-current borrowings		(439)	(2,263)
+	Proceeds from disposal of treasury stock		4,841	0
= Net cash from/(used in) financing activities			**1,870**	**(1,962)**
+(-)	Net increase/(decrease) in cash and cash equivalents		1,129	(67)
+(-)	Cash and cash equivalents at beginning of period	(21)	2,321	2,379
-(+)	Effect of exchange rate fluctuations cash and cash equivalents at beginning of period		(16)	9
Cash and cash equivalents at end of period		**(21)**	**3,434**	**2,321**

Consolidated statement of changes in equity for the year ended April 30, 2007

in EUR '000	Share capital	Capital reserves	Fair value reserve for available-for-sale financial assets	Hedging reserve	Other reserves	Treasury stock	Total
At April 30, 2005	**36,350**	**1,817**	**(424)**	**0**	**32,899**	**(9,748)**	**60,894**
Dividend for 2004/05	0	0	0	0	0	0	0
Net profit for the year	0	0	0	0	3,504	0	3,504
Other changes taken to equity	0	0	(173)	0	(253)	0	(426)
At April 30, 2006	**36,350**	**1,817**	**(597)**	**0**	**36,150**	**(9,748)**	**63,972**
Dividend for 2005/06	0	0	0	0	0	0	0
Net profit for the year	0	0	0	0	6,442	0	6,442
Other changes taken to equity	0	0	(109)	0	(948)	5,085	4,028
At April 30, 2007	**36,350**	**1,817**	**(706)**	**0**	**41,644**	**(4,663)**	**74,442**

WOLFORD GROUP
NOTES TO THE IFRS CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED APRIL 30, 2007

Wolford is an international group of companies specializing in the manufacturing and marketing of high-quality legwear and ready-to-wear garments. Wolford's product groups are Legwear, Ready-to-Wear (bodywear and knit outer clothing), Swimwear, Lingerie, and textile and leather Accessories. Wolford is positioned in the luxury segment of the market. The Company's headquarters is located in Austria at Wolfordstraße 1, 6901 Bregenz.

The business activity of the subsidiaries consists of selling products obtained from the parent company.

I. SIGNIFICANT ACCOUNTING PRINCIPLES

1. Basis of preparation

Explicit and unreserved statement of compliance with IFRS

The consolidated financial statements of Wolford Aktiengesellschaft for the fiscal year 2006/07 (the twelve months to April 30, 2007) were prepared in compliance with all International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) (formerly International Accounting Standards Committee, or IASC) as adopted by the European Union.

All standards of the IASB, and all interpretations of the International Financial Reporting Interpretations Committee (IFRIC), that were effective and mandatory for the 2006/07 fiscal year were applied in their then current form.

Under Regulation (EC) No. 1606/2002 adopted by the European Parliament and EU Council on July 19, 2002, all publicly traded companies domiciled in the EU are required to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2005.

On January 1, 2007, IFRS 7 "Financial Instruments: Disclosures" took effect. This standard adds to the existing disclosure requirements for financial instruments specified in IAS 32, replaces the disclosures required by IAS 30 and puts all disclosure requirements for financial instruments together. Wolford will apply this standard from the 2007/08 fiscal year onward.

IFRS 8 “Operating Segments” must be applied for fiscal years beginning on or after January 1, 2009. This standard replaces IAS 14 and requires companies to report financial and descriptive information about their reportable segments. This standard has not yet been adopted into EU law and is therefore not yet applied by Wolford.

IFRIC 11 “Group and Treasury Share Transactions“ is effective for fiscal years beginning on or after March 1, 2007 and contains guidance on how to apply IFRS 2. This interpretation too has not yet been adopted into EU law and is therefore not yet applied by Wolford.

The preparation of the consolidated financial statements is the responsibility of the Executive Board.

In all financial reporting by the Wolford Group for the fiscal year 2006/07, amounts are stated in thousands of euros (TEUR) unless noted otherwise. Rounding errors resulting from automated calculation are possible.

2. Basis of consolidation

The scope of consolidation (the determination of which companies' results to include in the consolidated financial statements) is determined in accordance with IAS 27 "Consolidated and Separate Financial Statements". In addition to the parent company, the following subsidiaries are included in the consolidated financial statements:

Company	Registered office	Direct interest in %
Wolford Deutschland GmbH	Munich	100
Wolford (Schweiz) AG	Glattbrugg	100
Wolford Paris S.a.r.l.	Paris	100
Wolford London Ltd.	London	100
Wolford Italia s.r.l.	Milan	100
Wolford España S.L.	Madrid	100
Wolford Skandinavia	Copenhagen	100
Wolford America, Inc.	New York	100
Wolford Nederland B.V.	's-Hertogenbosch	100
Wolford Canada, Inc.	Vancouver	100
Wolford China Ltd. *	Hong Kong	100
Wolford Asia Limited	Hong Kong	100
		Indirect interest in %
Wolford Boutiques, LLC	New York	100

* Liquidation was formally completed in the 2006/07 fiscal year and filed in the Companies Registry in Hong Kong in May 2007.

By a merger agreement of September 27, 2006, Fanchon S.a.r.l. was merged with its parent, Wolford Paris S.a.r.l., retroactively to May 1, 2006 and registered in the Toulouse commercial register on September 29, 2006.

By notarial act of May 20, 2006, the founding of Wolford Asia Limited, Hong Kong, was entered in Hong Kong's Companies Registry. All shares in the company are held directly by Wolford Aktiengesellschaft.

The year-end reporting date (the balance sheet date) of the consolidated financial statements is that of the parent company, April 30.

The balance sheet date of all consolidated companies for the fiscal year is April 30.

At all consolidated companies, the same uniform, Group-wide accounting policies were applied in the preparation of the separate financial statements.

3. Accounting policies applied

Property, plant and equipment are carried at cost less accumulated depreciation and impairment, in accordance with IAS 16. Depreciation is applied over the expected useful lives using the straight-line method.

Interest expenses on borrowings raised to finance property, plant and equipment that are constructed or acquired over an extended period of time are not capitalized.

Straight-line depreciation of property, plant and equipment is based on the following estimated useful lives:

Buildings	10 to 50 years
Technical equipment and machinery	4 to 20 years
Other equipment, furniture and fixtures	2 to 10 years

In the event of significant impairment that exceeds depreciation, assets are, if required, written down in conformity with IAS 36 "Impairment of Assets" by recognizing an impairment loss.

Repair and maintenance costs relating to property, plant and equipment are expensed as incurred. Such costs are only capitalized if it is expected that the additional expenditure will yield future additional economic benefits from use of the asset.

Items leased or rented under all lease or rental contracts are treated as operating leases, as beneficial ownership is retained by the landlord or lessor. The associated rental payments are treated as an expense.

Goodwill resulting from acquisitions is recognized as an asset. An annual impairment test is conducted in accordance with IAS 36.

Other amortizable intangible assets are measured at cost and amortized by the straight-line method over their useful lives of three to ten years.

Goodwill and intangible assets with an indefinite useful life are reviewed for impairment annually even if there is no indication of potential impairment. Property, plant and equipment are tested for impairment if there is an indication of a possible impairment loss.

Impairment is tested for by comparing the recoverable amount (the higher of net selling price and value in use) of every cash generating unit (CGU) to the carrying amount at the balance sheet date. If the asset's recoverable amount is less than its carrying amount, the carrying amount is reduced to the recoverable amount.

The management's estimates to determine recoverable amount relate mainly to the discount rates, growth rates, and probable changes in selling prices and in associated direct costs.

The interest rates used are pre-tax rates that reflect current market forecasts and take into account the specific risks of the individual CGUs. These rates range from 5% to 6.5%. The estimation of changes in selling prices and associated direct costs is based on past experience and on estimates of possible future changes in markets, with expected annual rates of increase of 2% to 5%.

The Wolford Group prepares cash flow projections based on the latest budgets approved by the Supervisory Board for the next four years.

Research costs may not be capitalized under IAS 38 "Intangible Assets" and are charged to expense in the period in which they are incurred.

Development costs are generally also expensed as incurred. They are capitalized only if the development activities are expected, with reasonable certainty, to result in future inflows of financial resources that will cover not only the normal costs but also the respective development costs. Beyond this, development projects must fulfill all of a number of additional criteria under IAS 38 in order to qualify for recognition in equity. In the fiscal years 2005/06 and 2006/07 no developments costs were incurred that were eligible for capitalization.

In fiscal 2006/07, research and development costs of TEUR 7,721 (prior year: TEUR 7,555) were expensed.

Financial instruments: Transactions in financial instruments are recognized at the settlement date, in accordance with IAS 39. Non-current available-for-sale financial assets represent securities and investment fund units. In accordance with IAS 39, these are measured at fair value without deducting transaction costs. Fair value is deemed to be the market price of these financial instruments at the balance sheet date. The valuation gain or loss is not recognized in the income statement but in equity, in the fair value reserve for available-for-sale financial assets. When the securities are sold, the corresponding amount released from the reserve is recognized as a gain or loss in net investment securities income.

Securities held as current assets are classified as available-for-sale and, in accordance with IAS 39, are measured at fair value as determined by reference to market prices at the balance sheet date. Temporary fluctuations in market value are taken to equity (in the fair value reserve for available-for-sale financial assets). When the securities are sold, the corresponding amount released from the reserve is recognized as a gain or loss in net investment securities income.

Inventories: Raw materials and supplies are measured at the lower of cost or market value. As a rule, their consumption is measured at cost.

Work-in-process and finished goods are valued at the lower of production cost or net realizable value. Production cost includes all expenses which are directly related to the product, as well as all variable and fixed overheads incurred in connection with production. Appropriate write-downs are made to reflect inventory risks arising from reductions in net realizable value and from slow-moving items.

Borrowing costs are expensed as incurred. This represents the benchmark treatment under IAS 23.

Receivables and other assets: Receivables are capitalized at the fair value of the consideration given, in accordance with IAS 39. Other assets are capitalized at cost. Identifiable risks are recognized by setting up bad debt reserves in the corresponding amounts.

All **cash holdings and financial investments** with a term to maturity of 90 days or less at the time of acquisition that are included in cash and cash equivalents are classified as liquid assets. These assets are marked-to-market at the balance sheet date. At the balance sheet date none of the amounts included in this item were subject to restrictions as to their use.

Treasury stock is reported in the balance sheet as a deduction from equity, pursuant to IAS 32.

Income taxes: The provision for current taxes covers all tax liabilities existing at the balance sheet date. In addition, deferred tax assets and liabilities were recognized according to the balance sheet liability method prescribed in IAS 12. This involves accruing deferred taxes for the temporary differences in valuation and in recognition between the tax bases and the commercial IFRS financial statements of the Group companies, and for eliminations. The tax rate applied in the underlying calculation is the rate that is expected to prevail for the period in which the asset will be realized or the liability settled. In addition, deferred tax assets are recognized in respect of all loss carry-forwards that are expected to reverse with sufficient certainty in the foreseeable future.

For domestic entities the calculation of deferred taxes is based on a tax rate of 25%. For foreign entities the respective local tax rate is used.

Liabilities: At initial recognition, liabilities are measured at the fair value of the consideration received. At the balance sheet date, long-term debt is subsequently measured at amortized cost.

Provisions for employee benefits: The method used to determine employee benefit obligations is explained in the note to this balance sheet item.

Provisions: Other provisions are set up in accordance with IAS 37 where the Company has a current obligation arising from a past event. Where it is unclear whether such a current obligation exists, a provision is created only if the obligation is believed to exist at the balance sheet date with a probability of more than 50%. Long-term provisions are discounted if the interest component included in the obligation is significant.

Earnings per share are determined by dividing net profit (or loss) for the year by the number of shares outstanding.

In 1998 and 1999, Wolford Aktiengesellschaft granted senior managers of Wolford Aktiengesellschaft and of Group companies options to buy shares of Wolford Aktiengesellschaft under a stock option plan. At April 30, 2007 no options remained outstanding, as all expired in or by the 2006/07 fiscal year.

The buy-backs of a total of 250,000 shares in the fiscal years 1998/99, 1999/00 and 2000/01 were taken into account in the calculation of earnings per share until 2005/06.

As the exercise price of the potential stock exceeded the market value at April 30, 2006, the exercise had no diluting effect and diluted earnings per share therefore were not calculated.

In the fiscal year completed, two of the three tranches of treasury stock were resold, changing the basis for the computation of earnings per share.

The basis for the calculation of earnings per share was determined as follows:

	2006/07	2005/06
Total number of shares outstanding	5,000,000	5,000,000
Less: average number of shares of treasury stock	(194,668)	(250,000)
	4,805,332	**4,750,000**

Revenue recognition: Revenue is recognized when the significant risks and potential rewards of ownership have been transferred or when the service has been rendered, taking into account also the other revenue recognition criteria set out in IAS 18. Interest income is recognized on a prorated basis by the effective interest method. Income from royalties and rentals is likewise recognized on a prorated basis.

Foreign currency translation: Differences resulting from the translation of foreign-currency-denominated monetary items in separate financial statements which are caused by exchange rate fluctuations between the time of initial recognition of a transaction and the balance sheet date are recognized as income or expense in the period. In the 2006/07 fiscal year, translation differences in the amount of TEUR -10 (prior year: TEUR 168) were recognized in the income statement. Movements in key exchange rates were as follows:

Currency	Middle rate at balance sheet date		Average rate for fiscal year	
	April 30, 2007	April 30, 2006	2006/07	2005/06
1 EUR / USD	1.3638	1.2552	1.28231	1.21647
1 EUR / GBP	0.6825	0.6945	0.67668	0.68246
1 EUR / CHF	1.6445	1.5719	1.58822	1.55248
1 EUR / CAD	1.5270	1.4115	1.46337	1.44578
1 EUR / DKK	7.4500	7.4620	7.45637	7.45790
1 EUR / HKD	10.6650	9.7290	9.98005	9.45018

Hedging/derivative financial instruments: To hedge its exposure to the effects of foreign currency fluctuations on the value of assets, liabilities and projected transactions, Wolford held derivatives positions in the form of forward-currency contracts, options purchased in the prior year, and an interest rate swap. The hedging transactions and derivative financial instruments are measured at fair value and recognized in the income statement, as not all requirements for hedge accounting under IAS 39 are met.

Methods of consolidation: For business combinations effected by March 31, 2004, capital is consolidated by the benchmark method set out in IAS 22: The cost of acquisition or creation of the equity interest in the respective entity is offset against the value of the identifiable assets and liabilities of the consolidated subsidiary at the time of its acquisition or establishment. Business combinations effected after March 31, 2004 were accounted for in accordance with IFRS 3.

Intra-group balances are eliminated by netting trade receivables, borrowings and other receivables with the corresponding liabilities and provisions between the consolidated subsidiaries.

Intra-group revenues and expenses are eliminated by netting all expenses and revenues originating from intra-group sales and services.

Intra-group gains or losses from the transfer of assets are eliminated in the income statement if material. The same procedure is used for material intra-group profits from inventories.

Untaxed reserves resulting from special tax exemptions are disclosed in the consolidated financial statements as retained earnings, net of deferred taxes.

Non-current and current assets and liabilities: Assets and liabilities with a term to maturity of up to one year are classified as current (i.e., short-term). Those with a term to maturity of more than one year are classified as non-current (i.e., long-term). Term to maturity is calculated from the balance sheet date.

Government grants under IAS 20 in the Wolford Group totaling TEUR 1,250 (prior year: TEUR 1,035) were deducted from the respective costs. They are recognized as revenue on the basis of binding awards, of notifications and of legal entitlement and are reported in other operating income.

Assumptions: In preparing consolidated financial statements it is necessary, to some extent, to make estimates and assumptions regarding the carrying amounts of assets, provisions and liabilities, the disclosure of other obligations at the balance sheet date and the presentation of income and expenses during the reporting period. The actual future amounts may differ from such estimates.

II. NOTES TO THE CONSOLIDATED INCOME STATEMENT

(1) Sales

Detailed information on sales is provided in **Segment Reporting** within **section V. Other Information.**

(2) Other operating income

in EUR '000	2006/07	2005/06
Rental income	799	743
Reimbursement of staff costs	1,115	803
Insurance benefits	128	207
Gain on disposal of property, plant and equipment and intangible assets	1	129
Gain on reversal of impairment losses on property, plant and equipment	77	0
Refunds	94	188
Restaurant revenue	246	250
Grants for advertising and other purposes	1,156	545
Premiums	553	301
Other	273	729
Total	**4,442**	**3,895**

The gains from the reversal of impairment losses on property, plant and equipment relate to two boutiques in the United States where impairment losses on installations in third-party buildings were recognized in prior years but reversed in the 2006/07 fiscal year in view of expected sustained future revenue.

(3) Staff costs

in EUR '000	2006/07	2005/06
Wages	13,353	11,294
Salaries	39,487	35,358
Expenses for statutory social security contributions, pay-based levies and other compulsory contributions	13,175	11,925
Expenses for severance pay and pensions	1,930	840
Executive Board	1,033	222
Other management	46	12
Other employee benefits	1,074	732
Total	**69,019**	**60,149**

(4) Depreciation, amortization and impairment losses

As a result of impairment tests under IAS 36, impairment losses of TEUR 360 were recognized in the 2005/06 fiscal year. No impairment losses were recognized in the year under review.

(5) Other operating expenses

in EUR '000	2006/07	2005/06
Taxes (excluding income taxes)	443	332
Advertising expenses	6,432	6,664
Legal and consulting fees	2,029	2,162
Rental and lease payments (including operating and incidental costs)	10,037	8,126
Freight	3,049	2,090
Travel expenses	1,778	1,677
Duties and charges	406	367
Insurance premiums	970	1,097
Licenses	605	352
Car expenses	846	816
IT expenses	704	645
Credit card fees	894	676
Customs duties	1,648	1,201
Sales agent commissions	827	643
Office supplies	440	402
Telephone	569	505
Other	3,590	3,111
Total	**35,267**	**30,866**

(6) Net interest cost

in EUR '000	2006/07	2005/06
Interest and similar income	219	246
Interest and similar expense	(1,414)	(1,164)
Total	**(1,195)**	**(918)**

(7) Net investment securities income

in EUR '000	2006/07	2005/06
Income from securities	316	356
Expenses from securities	0	(31)
Total	**316**	**325**

(8) Income taxes

Current tax expenditure had the following composition:

in EUR '000	2006/07	2005/06
Tax expense in the fiscal year	(766)	(483)
Back payments from tax audit of Wolford Aktiengesellschaft	0	(2,412)
Deferred tax credit	1,141	396
Total	**375**	**(2,499)**

In the 2006/07 fiscal year, taxes in the amount of TEUR 59 (prior year: TEUR -149) were recognized directly in equity.

Reconciliation of tax expense based on the Austrian corporate income tax rate of 25% to the effective tax rate for the period:

in EUR '000	2006/07	2005/06
Profit from continuing operations (before taxes)	6,067	6,003
Tax expense at the tax rate of 25%	(1,517)	(1,501)
Foreign tax rates	(170)	(122)
Effect of tax audit	0	(1,547)
Recognition of previously written-down loss carry-forwards as an asset	834	736
Utilization of previously written-down loss carry-forwards	998	0
Permanent differences	133	67
Losses for which no deferred tax asset was recognized	(6)	(111)
Other	103	(21)
Effective tax expense	**375**	**(2,499)**
Effective tax rate	**-6%**	**42%**

III. NOTES TO THE CONSOLIDATED BALANCE SHEET

ASSETS

(9) Non-current assets

The movements in non-current assets (except non-current receivables) are presented in detail in the consolidated statement of changes in non-current assets. The exchange rate effect resulting from the translation of foreign entities' assets and liabilities at beginning-of-period versus end-of-period exchange rates is likewise disclosed separately.

Property, plant and equipment

Movements in property, plant and equipment are disclosed in detail in the consolidated statement of changes in non-current assets, which forms part of these consolidated financial statements.

The total amount of commitments at the balance sheet date to acquire items of property, plant and equipment was TEUR 217.

Intangible assets

Movements in intangible assets are disclosed in detail in the consolidated statement of changes in non-current assets, which forms part of these consolidated financial statements.

The total amount of commitments at the balance sheet date to acquire intangible assets under continuing projects expected to be completed in the middle of the 2008/09 fiscal year was TEUR 1,169.

Amortization and impairment of intangible assets excluding goodwill are shown in the consolidated statement of changes in non-current assets and included in the consolidated income statement in the item "depreciation, amortization and impairment losses on property, plant and equipment and intangible assets excluding goodwill".

Non-current available-for-sale financial assets

In accordance with IAS 39, the securities and fund units included in this item are categorized as available-for-sale and are measured at fair value, which represents the market price of the financial instruments at the balance sheet date. The change of TEUR -112 in fair value during the 2006/07 fiscal year (prior year: TEUR -49) was taken directly to equity.

(10) Non-current receivables

This item largely represents advance rental and lease payments and security deposits.

(11) Deferred taxes

The **net deferred tax assets** arise from the following temporary measurement and recognition differences between IFRS carrying amounts and the corresponding tax base:

in EUR '000	**April 30, 2007**	**April 30, 2006**
Deferred tax assets		
Property, plant and equipment and intangible assets	1,186	1,370
Accrued rental costs	194	228
Provisions for employee benefits	584	520
Other provisions	162	151
Eliminations	836	594
Deferred taxes on loss carry-forwards and on write-down to fair value	3,790	3,701
Deferred tax assets	**6,752**	**6,564**
Deferred tax liabilities		
Property, plant and equipment and intangible assets	(205)	(190)
Inventories	(28)	(26)
Untaxed reserves	(298)	(298)
Securities	(11)	(14)
Treasury stock	(291)	(1,057)
Foreign currency translation	(24)	(8)
Other	(113)	(110)
Deferred tax liabilities	**(970)**	**(1,703)**
Deferred tax assets, net	**5,782**	**4,861**

In accordance with IAS 12, deferred tax assets of TEUR 2,467 (April 30, 2006: TEUR 1,758) were recognized for loss carry-forwards that are expected to reverse in the future.

No deferred taxes were recognized for tax loss carryforwards of TEUR 6,876 (April 30, 2006: TEUR 9,516). The amount of unrecognized deferred taxes was TEUR 1,936 (April 30, 2006: TEUR 3,138).

The tax projection reveals that the deferred tax assets from loss carry-forwards will be depleted within the next four years.

The deferred tax liabilities of TEUR 152 represent fair value gains of TEUR 142 from the revaluation of intangible assets in connection with a business combination in the 2005/06 fiscal year and TEUR 10 of temporary differences between the IFRS reporting and the tax base for property, plant and equipment.

Current assets

(12) Inventories

Inventories had the following composition:

in EUR '000	April 30, 2007	April 30, 2006
Raw materials and supplies	9,580	5,897
Work-in-process	6,296	4,420
Finished goods and merchandise	18,462	16,790
Total	**34,338**	**27,107**

In the 2005/06 fiscal year, the valuation parameters for fashion products were adjusted in response to end-of-season-sale policies. This permits product-specific measurement on the basis of market prices.

This new measurement approach takes into account the differences in resalability between basic and trend items, as well as product age.

The effect from the adjustments of measurement parameters for finished goods and work-in-process in the 2005/06 fiscal year was TEUR 2,738.

(13) Current receivables and other assets

in EUR '000	April 30, 2007	April 30, 2006
Trade receivables	15,884	15,448
Other receivables and assets	2,692	1,214
Prepaid expenses	1,346	1,199
Total	**19,922**	**17,861**

Trade receivables included TEUR 5 (April 30, 2006: TEUR 4) evidenced by bills of exchange.

(14) Current available-for-sale financial assets

This item consisted of current available-for-sale securities of TEUR 36 (April 30, 2006: TEUR 0).

SHAREHOLDERS' EQUITY AND LIABILITIES

(15) Shareholders' equity

The composition of and movement in equity is presented in a separate schedule, the consolidated statement of changes in equity.

Share capital
The issued capital of the Company consists of 5,000,000 shares of no par value, each share representing an equal interest in the share capital.

Capital reserves
The capital reserves consist of additional paid-in capital and represent proceeds (net of issuing costs) from the sale of stock at above par value in the 1995 fiscal year.

Fair value reserve for available-for-sale financial assets
The fair value reserve for gains or losses from the remeasurement of financial instruments is adjusted by applicable income taxes.

Treasury stock
In the year under review the Company sold 150,000 shares of its own stock. The Company now holds 2% of its share capital (April 30, 2006: 5%).

in EUR '000	100,000 shares	50,000 shares	Total
Proceeds from disposal	3,098	1,744	4,842
Less: acquisition costs	(2,609)	(2,476)	(5,085)
Gain/(loss) on disposal	**489**	**(732)**	**(243)**

The carrying amount of treasury stock, recognized as a deduction from equity, was reduced by the acquisition cost. The loss on disposal was recognized in other reserves.

Non-current liabilities

(16) Long-term debt

Long-term debt had the following composition:

in EUR '000	April 30, 2007	April 30, 2006
Bank loans (EUR), variable and fixed interest rates of 2.6% to 5.0%, including TEUR 385 of ERP loans (April 30, 2006: TEUR 1,337)	10,018	10,819
Bank loans (CHF)	230	338
Loans from Forschungsförderungsgesellschaft (EUR)	2,342	1,779
Interest-free loan from Vorarlberg regional government (EUR)	384	346
Total	**12,974**	**13,282**
Of which: current portion	2,052	1,921

(17) Provisions for employee benefits

Provisions for employee benefits (pensions, severance pay and jubilee payments) are calculated in accordance with IAS 19.

in EUR '000	April 30, 2007	April 30, 2006
Provisions for pensions	3,600	3,780
Provisions for severance pay	9,364	8,054
Provisions for jubilee payments	1,524	1,458
Total	**14,488**	**13,292**

Provisions for pensions

Wolford Aktiengesellschaft has direct pension obligations to former members of the Executive Board as a result of individual commitments. Until and including the 2005/06 fiscal year, actuarial gains and losses were recognized based on the corridor method. In 2006/07, the entire corridor of TEUR 214 was recognized in the income statement.

The pension obligations were calculated by the projected unit credit method, using the same actuarial assumptions as in the prior year:

Biometric data	from AVÖ 1999 by Pagler & Pagler
Interest rate	5.75% p.a.
Increase in wages and salaries	3.0% p.a.
Average staff turnover	0.0%

Provisions for severance pay

Under current legislation, employees of the Austrian parent company are entitled to a one-time severance payment in the event of termination by the Company or on retirement. The amount of severance pay is determined by the number of years of service and the relevant wage or salary level in the case of termination.

The corridor method is not used in the recognition of actuarial gains and losses.

The severance pay obligations were calculated by the projected unit credit method, using the same actuarial assumptions as in the prior year:

Biometric data	From AVÖ 1999 by Pagler & Pagler
Interest rate	5.75% per year
Increase in wages and salaries	3.0% p.a.
Retirement age	Men: 61.5 - 65 years; women: 56.5 - 60 years
Staff turnover distribution by length of service	
0 - 3 years	19%
3 - 5 years	13%
5 - 10 years	9%
10 - 15 years	5%
15 - 20 years	1%
More than 20 years	0%

Movements in the Austrian parent company's provisions for pensions and severance pay during the fiscal year were as follows:

in EUR '000	2006/07	2005/06	2004/05
Present value of obligations for severance pay and for pensions at May 1	11,762	13,789	11,729
Current service cost	638	629	772
Past service cost	0	101	0
Interest cost	661	749	656
Pension and severance benefits paid	(1,106)	(1,478)	(879)
Transfer to pension fund	0	(1,490)	0
Actuarial gain/(loss)	681	(538)	1,511
Present value of obligations at April 30	12,636	11,762	13,789
Cumulative unrecognized actuarial loss (pensions)	0	(214)	(560)
Provisions reported in the balance sheet at April 30	**12,636**	**11,548**	**13,229**

Actuarial gains and losses are immediately recognized in the income statement.

Current and past service cost, and actuarial gains or losses, are recognized in the item "expenses for severance pay and pensions"; interest cost is recognized in "interest cost of employee benefit liabilities".

In addition to these defined benefit obligations, there were also defined benefit plans for severance pay in Italy of TEUR 231 (April 30, 2006: TEUR 190) and for pensions in France of TEUR 97 (April 30, 2006: TEUR 96).

For defined contribution plans, TEUR 95 was charged to expense (prior year: TEUR 57).

Provisions for "jubilee" payments

The provisions for jubilee payments (also known as long-service awards or anniversary bonuses) were also calculated in accordance with IAS 19 (revised 1998); the amount of the liability was TEUR 1,524 (April 30, 2006: TEUR 1,458).

The jubilee payment obligations were calculated by the projected unit credit method, using the same actuarial assumptions as in the prior year:

Biometric data	From AVÖ 1999 by Pagler & Pagler
Interest rate	5.75% p.a.
Increase in wages and salaries	3.0% p.a.
Retirement age	Men: 61.5 - 65 years; women: 56.5 - 60 years
Staff turnover distribution by length of service	
0 - 3 years	19%
3 - 5 years	13%
5 - 10 years	9%
10 - 15 years	5%
15 - 20 years	1%
More than 20 years	0%

Current liabilities

(18) Bank loans and overdrafts

The analysis of current bank loans and overdrafts for the last two fiscal years shows the following composition:

in EUR '000	April 30, 2007	April 30, 2006
Variable-rate export promotion loans	6,779	8,779
Cash credit line I	6,395	6,395
Short-term cash facility in USD	0	663
Total	**13,174**	**15,837**

(19) Other current provisions

The movements in the most significant other provisions recognized under IAS 37 are summarized below:

in EUR '000	May 1, 2006	Currency translation differences	Used	Reversed	Added	May 1, 2006
Sales bonuses	666	(13)	(311)	(232)	467	577
Staff	2,061	(29)	(1,470)	(140)	1,876	2,298
Advertising	127	(5)	(125)	(2)	201	196
Tax consulting, auditing	401	(7)	(390)	(7)	355	352
Legal	409	0	(365)	0	102	146
Licenses	12	0	(12)	0	87	87
Miscellaneous	708	46	(246)	(5)	699	1,202
Total	**4,384**	**(8)**	**(2,919)**	**(386)**	**3,787**	**4,858**

(20) Other current liabilities

Other current liabilities include, among other items, the following amounts owed to employees:

in EUR '000	April 30, 2007	April 30, 2006
Vacation pay	3,930	3,112
Special payments	2,050	1,790
Overtime pay	1,172	1,175
Social security obligations	1,170	1,022
Obligations to the Austrian tax authorities	1,674	628
Obligations to staff	767	551
Obligations from vouchers	893	821
Accrued rental and lease payments	650	477
Other	1,441	1,042
Total	**13,747**	**10,618**

IV. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

The consolidated cash flow statement traces the changes in the Wolford Group's cash and cash equivalents over the fiscal year as a result of cash inflows and outflows.

The consolidated cash flow statement distinguishes between cash flows associated with operating activities, investing activities and financing activities.

Net cash from operating activities is determined by the indirect method. The starting point is profit from continuing operations (before taxes), which is adjusted for non-cash expenses and revenues. The result plus the movements in net working capital (excluding cash and cash equivalents) shown in the consolidated balance sheet provide the item "cash generated from operations".

Cash inflows and outflows from interest receipts/payments are then added to/deducted from cash generated from operations to arrive at "net cash from operating activities". As a rule, all interest expense and interest income result in cash flows, with the exception of the interest component in provisions for employee benefits.

(21) Cash and cash equivalents

Cash and cash equivalents consist only of cash and demand deposits at banks.

(22) Purchases of property, plant and equipment and intangible assets

During the reporting period the Group acquired property, plant and equipment and intangible assets in the total amount of TEUR 7,175. The associated cash outflow during the period was TEUR 6,831.

Capital expenditures undertaken in the 2005/06 fiscal year led to outflows in 2006/07 of TEUR 823.

V. OTHER INFORMATION

Acquisitions

In the 2006/07 fiscal year the Wolford Group acquired four more partner boutiques/shop-in-shops from franchise partners. In these transactions only assets were transferred to Wolford - particularly furniture, fixtures, equipment and inventories.

The total cost of all acquisitions was TEUR 136. Of this total, TEUR 54 represented items of property, plant and equipment and TEUR 70 represented intangible assets (lease and real estate rights). Acquired inventories totaled TEUR 12.

The new outlets contributed TEUR 842 to the Group's sales and TEUR 153 to operating profit.

In addition, TEUR 47 was prepaid for investments in affiliated companies.

Segment reporting

Wolford is an international group of companies specializing in the manufacturing and marketing of high-quality legwear and ready-to-wear garments. Wolford's product groups are Legwear, Ready-to-Wear (bodywear and knit outer clothing), Swimwear, Lingerie, and textile and leather Accessories. Wolford is positioned in the luxury segment of the market. The Company's management information system is based on geographic segments, which represent the primary level of segmentation for financial reporting purposes.

As the secondary level of segmentation, Wolford distinguishes between "Retail" and "Wholesale" activities.

Wolford's Retail segment comprises all of the Company's own boutiques and factory outlets, online business and shop-in-shops. The proprietary shop-in-shops are sections of department stores managed by Wolford. The Wholesale segment for its part covers all business activities with other retailers.

Inter-segment pricing is based on uniform wholesale prices less country-specific discounts.

Primary segment information (by region)

2006/2007

in EUR '000	Austria	Rest of Europe	North America	Asia	Eliminations	Group
Sales	95,115	83,439	22,691	849	(60,411)	141,683
Of which: inter-segment	60,411	0	0	0	(60,411)	0
Of which: external	34,704	83,439	22,691	849	0	141,683
Profit from continuing operations (before taxes)	1,226	3,222	3,094	197	(1,672)	6,067
Segment assets	126,573	29,280	10,488	470	(26,260)	140,551
Segment liabilities	57,765	20,137	4,378	50	(16,221)	66,109
Capital expenditure	3,235	2,639	1,250	98	0	7,222
Depreciation, amortization and impairment losses	4,308	1,437	483	7	0	6,235
Of which: impairment losses	0	0	0	0	0	0
Reversal of impairment losses	0	0	77	0	0	77
Number of employees (total count)	1,245	388	114	12		1,759

2005/2006

in EUR '000	Austria	Rest of Europe	North America	Asia	Eliminations	Group
Sales	82,487	73,043	17,659	0	(51,763)	121,426
Of which: inter-segment	51,763	0	0	0	(51,763)	0
Of which: external	30,724	73,043	17,659	0	0	121,426
Profit from continuing operations (before taxes)	5,974	864	677	3	(1,515)	6,003
Segment assets	118,754	24,266	7,732	1	(22,794)	127,959
Segment liabilities	56,663	18,754	4,826	1,252	(17,508)	63,987
Capital expenditure	3,109	2,581	925	0	0	6,615
Depreciation, amortization and impairment losses	4,359	1,159	744	0	0	6,262
Of which: impairment losses	0	0	360	0	0	360
Reversal of impairment losses	0	0	0	0	0	0
Number of employees (total count)	1,096	363	115	0		1,574

Secondary segment information (by business)

2006/2007

in EUR '000	Retail	Wholesale	Eliminations	Group
Sales	53,307	97,624	(9,248)	141,683
Carrying amounts of non-current segment assets*	8,790	67,098	0	75,888
Capital expenditure on non-current segment assets	3,747	3,475	0	7,222

2005/2006

in EUR '000	Retail	Wholesale	Eliminations	Group
Sales	40,543	86,993	(6,110)	121,426
Carrying amounts of non-current segment assets*	7,343	68,028	0	75,371
Capital expenditure on non-current segment assets	2,511	4,104	0	6,615

* Excluding non-current receivables

Financial risk management (Group treasury)

Financial instruments

A financial instrument is a contractual business transaction that gives rise to a right to cash or another financial asset. Under IAS 32 and IAS 39 this includes both primary and derivative financial instruments. Primary financial instruments are, for example, trade receivables and payables, cash, bank balances, loans receivable and borrowings. Primary financial instruments held by the Company that may involve credit risk are receivables, cash and cash equivalents, and securities. Derivative financial instruments (derivatives) are financial instruments whose value changes in response to the change in an underlying variable (such as an interest rate or security price), that require little or no initial net investment, and that are settled at a future date. Derivative financial instruments are used in the Wolford Group to hedge against risks arising from movements in exchange rates and interest rates. The purpose of hedging currency risk is to create sufficient predictability to permit budgeting at least six and at most twelve months in advance. The goal in interest rate management is to reduce interest rate risk both on assets and liabilities.

Credit risk/default risk

On the assets side, the reported carrying amounts also represent the maximum credit risk and default risk.

The risk actually incurred, however, can be regarded as low, as most of the financial institutions involved have excellent credit ratings. In addition, the Company limits its credit risk with respect to customers by taking out credit insurance with Prisma Kreditversicherungs-AG and with OeKB Versicherungs AG.

Interest rate risk

On the assets side, as a result of the rise in interest rates over the reporting period, higher risk than in the prior year was associated with fixed income securities. Despite the increase in interest rates, the absolute level of risk can nonetheless be regarded as low due to the short remaining terms to maturity.

On the liabilities side, interest rate risk attaches to the borrowings; it was partly hedged by an interest rate swap that expired on October 31, 2006. Owing to a reduction in the overall amount of floating rate liabilities, the level of risk is deemed to be substantially unchanged from the prior year. The change in the value of the interest rate swap was recognized in the income statement.

The carrying amount of bank debt at April 30, 2007 represents the outstanding principal.

Currency risk

Exchange rate risks arising from existing foreign-currency receivables and from forecasted transactions are largely hedged by the Group treasury department. This is done by employing forward exchange contracts (currency forwards) and currency options.

Derivative financial instruments

The Group treasury used derivatives in the form of foreign currency forwards and, in the prior year, options and an interest rate swap.

The derivatives positions open at April 30, 2007 had terms of less than twelve months.

	April 30, 2007			April 30, 2006		
	Notional amount			**Notional amount**		
	Foreign currency	**EUR '000**	**Fair value EUR '000**	**Foreign currency**	**EUR '000**	**Fair value EUR '000**
Interest rate swap	0	0	0	0	5,000	(2)
Currency forwards						
GBP	3,275	4,776	20	2,350	3,357	(11)
USD	4,600	3,492	126	3,600	2,934	95
NOK	3,100	379	(1)	4,900	615	(17)
SEK	5,000	541	(6)	5,200	556	(5)
CHF	3,200	2,003	44	7,600	4,946	73
CAD	420	276	0	495	349	0
DKK	9,000	1,205	(2)			
Purchased options						
USD	0	0	0	1,000	815	35

All **currency forwards** are measured at fair value in accordance with IAS 39. Neither the currency forwards nor the interest rate swap fulfill the stringent documentation requirements for hedging instruments. They must therefore be classified as "held for trading" under IAS 39 and are measured at fair value and recognized in the income statement.

The fair values of the derivative foreign exchange instruments represent the market values of the forward exchange contracts (and, in the prior year, option contracts) which would have to be entered into at the balance sheet date to settle the respective currency derivative without regard to any adverse changes in the value of the hedged items.

Fair value

The carrying amounts of cash and cash equivalents, current receivables and other assets, trade payables, current liabilities and current provisions can be regarded as reasonable estimates of their current values in view of the short-term nature of these assets and liabilities.

The costs and fair values of non-current and current available-for-sale financial assets at April 30, 2007 and one year earlier were as follows:

in EUR '000	Cost	Market value	Gains/(losses) taken to equity
April 30, 2007			
Non-current securities			
Investment fund units (GF10)	4,230	3,738	(492)
Fixed income EUR bonds	1,006	1,007	1
Floating rate EUR bonds	1,517	1,432	(85)
Investment fund units (other)	2,578	2,458	(120)
Total	**9,331**	**8,635**	**(696)**

in EUR '000	Cost	Market value	Gains/(losses) taken to equity
April 30, 2006			
Non-current securities			
Investment fund units (GF10)	4,230	3,834	(396)
Fixed income EUR bonds	1,006	1,023	17
Floating rate EUR bonds	1,517	1,433	(84)
Investment fund units (other)	2,578	2,457	(121)
Total	9,331	8,747	(584)

Of these securities, a portion in the amount of TEUR 5,375 (April 30, 2006: TEUR 8,747) is pledged as collateral for non-current liabilities. However, at the balance sheet date, only securities in the amount of TEUR 1,836 (April 30, 2006: TEUR 4,923) were actually required for this purpose.

Stock option plan

In 1998 and 1999, under a stock option plan, Wolford Aktiengesellschaft granted senior managers of Wolford Aktiengesellschaft and of Group companies options to buy shares of Wolford Aktiengesellschaft. At April 30, 2007 no options remained outstanding, as all expired in or by the 2006/07 fiscal year.

Staff count

In fiscal 2006/07 the Wolford Group had an average staff of 1,482 employees in terms of full-time equivalents (prior year: 1,383), including 524 wage-earners (prior year: 467), 943 salaried employees (prior year: 899) and 15 apprentices (prior year: 17).

Related party transactions

DORDA BRUGGER JORDIS Rechtsanwälte GmbH - a law firm whose managing partner, Theresa Jordis, is a member of the Supervisory Board of Wolford Aktiengesellschaft - advises the Company in legal matters. A fee schedule in line with market rates has been agreed for these services, which are billed on the basis of time worked.

In view of the level of her partnership interest in the law firm, Theresa Jordis does not derive a material economic benefit from this relationship.

RCI Unternehmensberatung AG - a consulting firm based in Lucerne, Switzerland, whose managing director is Emil Flückiger, a member of the Supervisory Board of Wolford Aktiengesellschaft - advises the Company in business matters. The consulting fees paid to RCI in the 2006/07 fiscal year totaled EUR 21,548.98 (2005/06: EUR 414.62) and were in line with market rates. At April 30, 2007 an amount of EUR 1,423.13 (April 30, 2006: EUR 741,48) remained payable to RCI.

Other financial obligations

Wolford has the following obligations under long-term rental agreements and operating leases:

in EUR '000	April 30, 2007	April 30, 2006
Minimum rental and lease payments due:		
Within 1 year	9,144	7,186
After more than 1 year and within 5 years	20,617	17,194
After more than 5 years	9,299	5,479

The rental and lease expenditure in the 2006/07 fiscal year was TEUR 8,323 (2005/06: EUR 7,073).

At April 30, 2007, as a result of non-cancelable subleases, the Wolford Group expects an obligation of TEUR 343 for future payments under subleases.

Information on the Executive Board and Supervisory Board

2006/07

in EUR '000	Employment compensation	Severance pay	Pensions	Total compensation
Executive Board members	2,046	574	0	2,620
Of which: variable portion	1,159	0	0	1,159
Of which: at subsidiaries	162	0	0	162
Former Executive Board members	0	0	459	459
	2,046	**574**	**459**	**3,079**

2005/06

in EUR '000	Employment compensation	Severance pay	Pensions	Total compensation
Executive Board members	1,378	3	166	1,547
Of which: variable portion	535	0	0	535
Of which: at subsidiaries	163	0	0	163
Former Executive Board members	0	10	43	53
	1,378	**13**	**209**	**1,600**

Compensation paid to the Supervisory Board was TEUR 50 (2005/06: TEUR 50), allocated to the individual members based on their responsibilities.

In the 2006/07 fiscal year the Executive Board had the following members:

Holger Dahmen, Chief Executive Officer
Peter Simma, Deputy Chief Executive Officer
Roberto Geronzi

In the 2006/07 fiscal year the Supervisory Board had the following members:

Theresa Jordis, Chairwoman
Emil Flückiger, Vice Chairman
Birgit G. Wilhelm (from September 12, 2006)
Hansjörg Geiger (from September 12, 2006)

The Staff Council's representatives on the Supervisory Board were:

Anton Mathis
Peter Glanzer

The terms in office of the members of the Supervisory Board are as follows:

Theresa Jordis	Member since September 3, 2003; appointed for the present term from the 19th Annual Shareholder Meeting on September 12, 2006 until the discharge from liability for the 2008/09 fiscal year at the 22nd Annual Meeting
Emil Flückiger	Member since December 14, 1992; appointed for the present term from the 15th Annual Meeting on September 3, 2002 until the discharge from liability for the 2006/07 fiscal year at the 20th Annual Meeting
Birgit G. Wilhelm	Member since September 12, 2006; appointed for the present term from the 19th Annual Meeting on September 12, 2006 until the discharge from liability for the 2008/09 fiscal year at the 22nd Annual Meeting
Hansjörg Geiger	Member since September 12, 2006; appointed for the present term from the 19th Annual Meeting on September 12, 2006 until the discharge from liability for the 2008/09 fiscal year at the 22nd Annual Meeting
Anton Mathis	Staff Council's representative on the Supervisory Board since December 16, 1999
Peter Glanzer	Staff Council's representative on the Supervisory Board since March 19, 2001

The Compensation Committee, consisting of Theresa Jordis and Emil Flückiger, deals with the employment relationships between the Company and the members of the Executive Board. In the 2006/07 fiscal year the Compensation Committee met five times.

The Audit Committee, consisting of Theresa Jordis, Emil Flückiger, Birgit G. Wilhelm and Peter Glanzer, deals with the auditing and preparation of the adoption of the parent company financial statements, of the proposal for the allocation of profit, and of the parent company management report, and with the consolidated financial statements and consolidated management report. The Audit Committee also nominates the independent auditors for the consideration of the Annual Shareholder Meeting. In the 2006/07 fiscal year the Audit Committee met twice.

Bregenz, Austria, June 28, 2007

Signed:

Holger Dahmen

Peter Simma

Roberto Geronzi

CONSOLIDATED STATEMENT OF CHANGES IN NON-CURRENT ASSETS FOR THE YEAR ENDED APRIL 30, 2007

		Costs				
in EUR '000	**May 1, 2006**	**Currency translation differences**	**Additions**	**Disposals**	**Reclassi-fications**	**April 30, 2007**
Property, plant and equipment						
Land, land rights and buildings, including buildings on third-party land	77,478	(207)	1,656	688	690	78,929
Of which: land	5,961	0	0	0	0	5,961
Technical equipment and machinery	28,795	0	972	151	618	30,234
Other equipment, furniture and fixtures	23,315	(115)	2,306	2,501	(267)	22,738
Prepayments and construction in process	83	0	1,666	0	(1,041)	708
	129,671	**(322)**	**6,600**	**3,340**	**0**	**132,609**
Goodwill	**1,103**	**(72)**	**0**	**225**	**0**	**806**
Concessions, patents and licenses	6,283	(1)	433	57	0	6,658
Security deposits paid for leased and rented real estate	6,637	(27)	142	19	0	6,733
	12,920	**(28)**	**575**	**76**	**0**	**13,391**
Total	**143,694**	**(422)**	**7,175**	**3,641**	**0**	**146,806**

Accumulated depreciation, amortization, impairment losses and reversals							Carrying amounts	
May 1, 2006	Translation differences	Additions	Disposals	Reversal of impairment losses	Reclassi-fications	April 30, 2007	May 1, 2006	April 30, 2007
24,705	(160)	2,630	523	77	0	26,575	52,774	52,354
0	0	0	0	0	0	0	5,961	5,961
26,042	0	797	151	0	28	26,716	2,753	3,518
17,998	(108)	1,909	2,352	0	(28)	17,419	5,315	5,319
1	0	0	0	0	0	1	83	707
68,746	**(268)**	**5,336**	**3,026**	**77**	**0**	**70,711**	**60,924**	**61,898**
415	**(30)**	**0**	**225**	**0**	**0**	**160**	**687**	**646**
5,403	(1)	424	57	0	0	5,769	880	889
2,507	(16)	475	3	0	0	2,963	4,129	3,770
7,910	**(17)**	**899**	**60**	**0**	**0**	**8,732**	**5,009**	**4,659**
77,071	**(315)**	**6,235**	**3,311**	**77**	**0**	**79,603**	**66,620**	**67,203**

CONSOLIDATED STATEMENT OF CHANGES IN NON-CURRENT ASSETS FOR THE YEAR ENDED APRIL 30, 2006

in EUR '000	Costs					
	May 1, 2006	Currency translation differences	Additions	Disposals	Reclassi-fications	April 30, 2007
Property, plant and equipment						
Land, land rights and buildings, including buildings on third-party land	75,786	74	1,249	17	386	77,478
Of which: land	5,961	0	0	0	0	5,961
Technical equipment and machinery	28,706	0	697	669	61	28,795
Other equipment, factory and office equipment	22,262	41	2,051	1,816	777	23,315
Prepayments and construction in process	243	1	1,287	0	(1,448)	83
	126,997	**116**	**5,284**	**2,502**	**(224)**	**129,671**
Goodwill	**1,074**	**29**	**0**	**0**	**0**	**1,103**
Concessions, patents and licenses	5,784	1	290	16	224	6,283
Security deposits paid for leased and rented real estate	5,592	4	1,041	0	0	6,637
	11,376	**5**	**1,331**	**16**	**224**	**12,920**
Total	**139,447**	**150**	**6,615**	**2,518**	**0**	**143,694**

	Accumulated depreciation, amortization, impairment losses and reversals					Carrying amounts	
May 1, 2005	Currency translation differences	Impairment	Additions	Disposals	April 30, 2006	May 1, 2005	April 30, 2006
22,003	38	140	2,534	10	24,705	53,783	52,774
0	0	0	0	0	0	5,961	5,961
25,957	0	0	754	669	26,042	2,749	2,753
17,834	37	3	1,869	1,745	17,998	4,428	5,315
0	1	0	0	0	1	243	83
65,794	**76**	**143**	**5,157**	**2,424**	**68,746**	**61,203**	**60,924**
227	**0**	**188**	**0**	**0**	**415**	**847**	**687**
5,085	1	0	333	16	5,403	699	880
2,065	1	29	412	0	2,507	3,527	4,129
7,150	2	29	745	16	7,910	4,226	5,009
73,171	**78**	**360**	**5,902**	**2,440**	**77,071**	**66,276**	**66,620**

AUDITORS' REPORT - REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Wolford Aktiengesellschaft, Bregenz for the financial year from 1 May 2006 to 30 April 2007. These consolidated financial statements comprise the consolidated balance sheet as at 30 April 2007, and the consolidated income statement, statement of changes in stockholders' equity and consolidated cash flow statement for the year ended 30 April 2007, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit, in our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the group as of 30 April 2007, and of its financial performance and its cash flows for the financial year from 1 May 2006 to 30 April 2007 in accordance with International Financial Reporting Standards as adopted by the EU.

Report on Other Legal and Regulatory Requirements

Laws and regulations applicable in Austria require us to perform audit procedures whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to a misconception of the position of the group. In our opinion, the consolidated management report for the group is consistent with the consolidated financial statements.

Vienna, 28 June 2007

Deloitte Wirtschaftsprüfungs GmbH

Manfred GERITZER m.p. ppa Nikolaus MÜLLER m.p.

Certified Public Accountants

REPORT OF THE SUPERVISORY BOARD OF WOLFORD AKTIENGESELLSCHAFT

In the fiscal year completed the Supervisory Board fulfilled its responsibilities under the law and the Company's by-laws.

The Executive Board provided the Supervisory Board with regular, prompt and comprehensive reports on all relevant business matters and developments, including the risk situation and risk management at the Company and significant Group entities. Current individual subjects and decisions were discussed in meetings between the Chief Executive Officer and the Supervisory Board Chairwoman or Vice Chairman.

Supervisory Board meetings

The Supervisory Board met five times during the year under review. All members of the Supervisory Board attended at least half of the meetings.

Supervisory Board Committees

The Supervisory Board has established two committees from among its own members. The membership of the committees is detailed in the annual report and on the website of Wolford Aktiengesellschaft.

The Supervisory Board has established an Audit Committee drawn from among its members that carries out the legal responsibilities regarding the auditing and preparation of the adoption of the parent company financial statements, of the proposal for the allocation of profit, and of the parent company management report, and regarding the consolidated financial statements and consolidated management report. The Audit Committee also nominates the independent auditors in a proposal to be voted upon by the Annual Shareholder Meeting. In the 2006/07 fiscal year the Audit Committee met twice.

The Compensation Committee deals with the employment relationships between the Company and the members of the Executive Board. In the 2006/07 fiscal year the Compensation Committee met five times.

Financial statements

The parent company financial statements and management report, including the notes, were audited by Deloitte Wirtschaftsprüfungs GmbH. The final results of the audit did not give rise to any objections, and an unqualified audit opinion was issued.

Representatives of the independent auditor participated in the financial statements review meeting of the Supervisory Board's Audit Committee and provided supporting information.

The Supervisory Board agrees with the results of the audit.

The Supervisory Board has examined and approved the parent company financial statements, which are thus adopted for the purposes of section 125 (2) of the Austrian Stock Corporation Act. The consolidated financial statements and consolidated management report were also examined and approved by the Supervisory Board.

Corporate governance

The Supervisory Board of Wolford Aktiengesellschaft is fully committed to upholding the Austrian Code of Corporate Governance and thus to ensuring accountable corporate management and oversight with the aim of sustainable value creation.

An overview of corporate governance at Wolford Aktiengesellschaft is provided in the Corporate Governance section of this annual report, and online on the website of Wolford Aktiengesellschaft.

The Supervisory Board thanks both the Executive Board and all of the Group's employees for their consistent personal commitment and strong contribution to the work accomplished in the fiscal year.

Vienna, June 2007

Theresa Jordis
Chairwoman of the Supervisory Board



Glossary

NON FINANCIAL

Accessories	The product group comprising items made of fabric or leather that seasonally round out and complement the fashion collection.
Bodywear	Classic bodysuits and all close-fitting knitwear such as tops and shirts.
Brand products	Any products distributed under the Wolford label.
Contract / Private label	Used in the sense of contract manufacturing and private label products. These terms mean any products sold under a third-party label, or manufacturing done for such a label.
Controlled distribution	Proprietary and partner-operated boutiques, concession shop-in-shops and factory outlets.
Croisière	Generic term for a line of swimwear that is already on store shelves in October or November, before the start of the swimwear fashion season in January.
Distribution channel	Generic term for any one category of sales outlet. Wolford's main distribution channels are boutiques, department stores and multi-brand retailers.
Factory outlets	Outlets for (factory) clearance sales, seconds and other discounted merchandise.
Legwear	The product group comprising hosiery products: pantyhose, stockings, stay-ups, knee-highs and socks. Consists of a classic year-round selection and a seasonal trend collection.
Lingerie	The product group comprising bras, briefs, corsages, garter belts and slips; with or without shaping function. Consists of a classic year-round selection and a seasonal trend collection.
Multi-brand outlets	Specialty retailers that sell both Wolford's and other brands' products.
Partner boutiques	Wolford boutiques that are owned and operated by non-Group merchants. Distinct from Wolford-owned boutiques.

Product groups	The major product categories offered by Wolford. These are Legwear, Ready-to-Wear (including bodywear), Swimwear, Lingerie and Accessories.
Proprietary outlets	Also referred to as "Wolford-owned" outlets. Sales outlets owned and operated by Wolford. These are boutiques, shop-in-shops and factory outlets.
Ready-to-Wear	The product group comprising women's outer garments: the established bodywear line as well as knitted and fabric items such as sweaters, dresses, suits, coats, skirts and pants.
Retail (segment)	Retail when spelled with a capital "R" refers to a Wolford business segment used for reporting purposes. It comprises all Wolford-owned sales outlets, in other words, all direct sales to consumers. It does not include partner-operated Wolford outlets.
Season	The spring/summer collection begins shipping in January of the year; the fall/winter collection ships from June.
Shop-in-shop (SIS)	A subset of both the multi-brand retail and department store distribution channels. A shop-in-shop exists where a multi-brand outlet or department store dedicates separate floor space to Wolford's products and thus highlights the brand.
Store concept	Visual and functional design of the salesroom as a defined and universally usable concept for the Wolford brand. Implementation in the market has been underway since August 2005.
Swimwear	The product group comprising all beachwear: swimbodies, swimkinis, and beach accessories such as pareos, tops, caftans and dresses. Consists of a seasonal collection only.
Trend products	All designs that are only seasonal, i.e. offered only in the spring/summer or fall/winter collection and not available off-season.
Wholesale (segment)	A Wolford business segment for reporting purposes: any sales to other businesses, including sales to partner-operated Wolford outlets.
Wolford boutiques/ monobrand outlets	Single-brand outlets: boutiques selling only Wolford merchandise.

FINANCIALS

Brand sales	Sales of products under the Wolford label.
Capital employed	Shareholders' equity plus interest-bearing debt less gross liquidity.
CGU (cash generating unit)	Smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets.
Debt/equity ratio	Net debt as a percentage of shareholders' equity.
Earnings per share (EPS)	Net profit for the year divided by the number of shares entitled to dividend payments (4,750,000 shares at the April 30, 2006 balance sheet date; 4,805,332 shares at April 30, 2007).
EBIT	Earnings before interest and taxes; this represents operating profit.
EBITDA	Earnings before interest, taxes, depreciation, amortization, impairment losses and reversal of impairment losses.
Equity ratio	Shareholders' equity as a percentage of total assets.
ERP	European Recovery Program.
EVA	Economic value added. EVA is found by multiplying the difference between ROCE and WACC by capital employed. EVA represents the extent to which the employed capital earns a better or poorer return than the weighted average cost of capital, which can be considered an expected minimum return.
Free cash flow	Net cash from operating and investing activities, less required repayments on debt.
Gross liquidity	The sum of cash and cash equivalents, current available-for-sale financial assets, and financial investments that can be converted into cash at any time (excluding securities required to cover employee benefit obligations).

Market capitalization	Number of shares outstanding multiplied by the closing market price of the stock. In this report, market capitalization is understood to be as at the balance sheet date.
Net debt	Bank debt (loans and overdrafts) plus interest-bearing liabilities to other lenders (Austrian federal/regional government or similar institutions) less gross liquidity.
NOPAT	Net operating profit after tax.
Return on capital employed (ROCE)	NOPAT as a percentage of capital employed; ROCE represents the net return on invested capital.
Return on equity (ROE)	Net profit for the year as a percentage of shareholders' equity.
Return on sales (ROS)	Net profit as a percentage of sales
Sales	Net sales revenue less any sales deductions.
UGB	The amended Austrian Commercial Code.
Weighted average cost of capital (WACC)	The weighted costs of debt capital and equity capital to the Company.
Working capital	Current assets less current liabilities.





About this report

WOLFORD AKTIENGESELLSCHAFT
Wolfordstraße 1
A-6901 Bregenz on Lake Constance

For further information:
WOLFORD AKTIENGESELLSCHAFT
Anita Erhard
Tel.: (+43 5574) 690 1268
Fax: (+43 5574) 690 1219
E-mail: investor@wolford.com
Website: www.wolford.com

The annual report in German or English can be ordered by calling (+43 5574) 690 1268. It is also available on the Internet at www.wolford.com.

Consulting: Pleon Publico Public Relations & Lobbying
Layout: gruenberg 4
Photography: Wolford Aktiengesellschaft
Translation: Martin Focken Translating & Editing
Printing: Buchdruckerei Lustenau, Millennium Park 10
Paper: Hello Silk

We have prepared this English translation of the German annual report with great care, but cannot rule out the possibility of discrepancies between them. The English translation is provided solely for readers' convenience and is non-binding. Only the German report is definitive.

END